UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
FORM 20-F

[X] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to ________ Commission file number ___________

J-Pacific Gold Inc. (Exact name of Registrant as specified in its charter)

_______________British Columbia, Canada_______________ (Jurisdiction of incorporation or organization)

Suite 1440, 1166 Alberni Street, Vancouver, B.C. CANADA V6E 3Z3 (Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

Common Shares, without par value (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 33,494,325

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past ninety days. Yes ___ No xxx

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 xxx Item 18 ___

Index to Exhibits on Page 81

J-PACIFIC GOLD INC.
FORM 20-F REGISTRATION STATEMENT
TABLE OF CONTENTS
page 2

TECHNICAL GLOSSARY AND ABBREVIATIONS

Adits:
Nearly horizontal passages from the surface by which a mine is entered and dewatered.
Aditing:
To construct an adit.
Ag:
Chemical symbol for silver.
Agglomerates:
Pyroclastic rocks of volcanic origin containing a predominance of rounded or sub angular fragments.
Alkaline:
Igneous rock in which the abundance of alkalies in relation to other constituents has impressed a distinctive mineralogical character; generally indicated by the presence of soda pyroxenes, soda amphiboles and or felspathoids.
Alluvial:
Transported and deposited by water.
Alteration systems, Altered:
Zone within which rock-forming minerals have been chemically changed, the changed rock.
Andesite, Andesitic Flows:
A volcanic rock composed of andesine and one or more mafic constituents.
Archipelago:
Any sea or broad sheet of water interspersed with many islands or with a group of islands; also, such a group of islands.
Argillic alteration, Argillization:
Refers to the product of alteration and infers a rock of high clay content.
Arkosic Wackes:
Sandstone of unsorted grain size in which more than 25% of the grains are feldspars.
Artisan Miners:
Local or native miners who win subsistence from processing alluvial material to recover gold.
Au:
Chemical symbol for gold.
Basaltic:
A rock formation formed of basalt, basalt is an extrusive volcanic rock composed primarily of plagioclase feldspar, pyroxene and other mafic minerals.
Base Metal:
Generally a metal inferior in value to the precious metals, eg copper, lead, zinc, nickel.
Belt:
A general term applied to a group of rocks and or a group of mineral deposits within a district.
Bornite:
A mineral Cu5FeS4 - sometimes called peacock copper ore, an important ore of copper.
Boulders:
A term for large rounded blocks of stone lying at the surface which have been transported to their location by natural means.
Breccia:
Rock consisting of angular fragments in a finer grained matrix, distinct from conglomerate.
Bulk Leach Extractable, BLEG:
Bulk Leach Extractable Gold, a semiquantatative measure of cyanide extractable gold contained in a sample.
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Calc-Alkaline:
An alkaline rock containing calcium carbonate.
Carbonate:
Minerals containing calcium and or magnesium carbonate.
Chalcopyrite:
A mineral CuFeS2 - copper pyrites, an important ore of copper.
Chargeability:
A measurement commonly used in time-domain induced polarisation measurement.
Chromite:
A mineral of the spinel group. The principal ore of chromium.
Clastics:
Pertaining to rocks or sediment composed principally of fragments derived from pre-existing rocks or minerals and transported some distance from their places of origin.
Conglomerate:
A cemented clastic rock containing rounded fragments corresponding in their grade sizes to gravel or pebbles.
Copper:
A base metal.
Cretaceous:
A period of historical geological time between 66 and 131 million years before present.
Crop Out:
To be exposed at the surface; referring to rocks exposed at the surface.
Cross-Cuts:
Small passages or openings driven at right angles to the main entry or drives or across the course of a vein.
Crustal:
A portion of the earth's crust beneath an oceanic or continental region.
Crystalline:
Mineral with obvious crystal structure.
Cu:
Chemical symbol for copper.
Dacitic:
A rock formation formed of dacite, dacite is an equivalent of quartz diorite and is composed primarily of plagioclase feldspar, quartz, pyroxene and or hornblende with minor biotite.
Deposits:
An accumulation of potentially economic minerals.
Diamond Core Drilling:
Rotary drilling using diamond-impregnated bits, to produce a solid continuous core sample of the rock.
Dilatational:
A process of widening and pulling apart of an area of rock.
Diorite, Dioritic:
An igneous intrusive rock composed primarily of plagioclase feldspar, biotite, pyroxene and or hornblende sometimes with small amounts of quartz.
Disseminated:
Fine particles of the ore mineral dispersed through the enclosing rock.
Drilling:
A method of obtaining sub surface rock samples using a rotary drill.
Drives:
Small passages or openings usually following the course of a vein.
Dykes:
Tabular intrusive bodies of igneous rock that cuts across bedding.
Epidote:
A mineral.
Eurasian Plates:
Portions of the earths crust beneath an oceanic or continental region, which move relative to other plates as a single unit. The Eurasian plate consists of parts of continental Asia and Europe.
page 4

Faults:
A fracture in rocks on which there has been movement on one of the sides relative to the other.
g/t:
Grams per tonne.
Galena:
A mineral PbS - the principal ore of lead.
Garnet:
A mineral.
Genetic:
Pertaining to relationships due to a common origin.
Geochemical:
Prospecting techniques that measure the content of certain metals in soils sediments and rocks and define anomalies for further testing.
Geological:
Pertaining to the study of the earth.
Geophysical Survey:
The exploration of an area in which the geophysical properties and relationships unique to an area are mapped by various geophysical methods.
Gold:
A metal.
Grass-Roots:
Term given to early stage mineral exploration.
Greywackes:
A type of sandstone marked by large detrital quartz and feldspars set in a prominent to dominant clay matrix. Ha:
Hectares.
Haematite:
A mineral Fe2O3 - the principal ore of iron.
Induced Polarisation (IP):
A surface electrical technique of geophysical surveying.
Intercalated:
A sequence of differing rock layers.
Intrusions:
Bodies of igneous rocks that invade older rock.
IP Frequency Effect:
A measurement used induced polarisation geophysical techniques.
Iron:
A metal.
Keratophyre, Keratophyric Flows:
A name generally applied to all salic lavas and dyke rocks characterised by containing albite or albite oligoclase, chlorite, epidote and calcite.
Km:
Kilometre(s).
Landsat:
An unmanned satellite designed to provide multi-spectral imagery of the earth's surface.
Lead:
A base metal.
Lenses:
Bodies of rock thick in their centre and thin on their edges.
Limestone:
A sedimentary rock consisting chiefly of calcium carbonate.
Limy Siltstone:
A fine-grained clastic sedimentary rock containing a high content of calcium carbonate.
Low Sulphidation:
Refers to mineralising fluids with a low sulphur content.
M:
Million.
oz:
Troy ounces.
page 5

Magnetite:
A mineral - magnetic iron ore.
Manganese:
An element.
Measured Category:
A category defining a mineral resource according to the Australasian Code for Reporting of Mineral and Ore Reserves (The JORC Code) as prepared by the Joint Ore Reserves Committee of The Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (JORC).
Metallic:
Of or belonging to metals, containing metals, more particularly the metals that are the object of mining.
Metallurgical:
The application of the science of preparing metals from their ores.
Metamorphosed Greenstones:
Rocks that have been changed by low grade metamorphic processes and generally have a green colour due to green metamorphic minerals.
Metavolcanics:
Term applied to volcanic rocks that have been altered by metamorphic processes.
Microcrystalline:
Term applied where individual crystals can only be seen as such under the microscope.
Mineral Endowment:
Term applied to the amount of mineral content a region contains.
Minerals:
Naturally occurring elements or compounds.
Miocene:
A period of historical geological time between 5 and 23.5 million years before present.
Neogene:
A period of historical geological time between 1.8 and 23.5 million years before present.
Natural Resources:
Resources provided by nature.
Non-Metallic:
Resources with no metal content.
Oligocene:
A period of historical geological time between 23.5 and 37 million years before present.
Overprint:
An event superimposed on a previous event.
Pacific Rim:
The Circum-Pacific area where geologic forces have led to a continuous belt of volcanic and seismic activity.
Palaeogene:
A period of historical geological time between 23.5 and 66 million years before present.
Panned Concentrate:
The particles of greatest specific gravity which are retained after washing and agitating soils, sediments or crushed rock in a "pan".
Pervasive, Pervasively:
Refers to invasive alteration of rocks within an alteration system.
Peso, PhP:
The Philippine currency the Peso.
Plagioclase:
A mineral.
Pleistocene:
A period of historical geological time between 0.01 and 1.8 million years before present.
page 6

Pliocene:
A period of historical geological time between 1.8 and 5 million years before present.
Plutons, Plutonic:
Bodies of igneous rock that has formed beneath the earth's surface and their association.
Porphyry, Porphyries:
Disseminated minerals in a large body of rock. In the commercial sense the term is not restricted to ore in porphyry but is applied to deposits characterised by huge size uniform dissemination and low average metal content.
ppm:
Parts per million.
Prospecting:
To explore areas for the existence of valuable minerals.
Prospects:
A geologic anomaly or area of known mineralization where further exploratory work is required to evaluate its economic potential.
Pyrite:
A mineral.
Pyroclastics:
A general term applied to detrital volcanic materials that have been explosively or aerially ejected from a volcanic vent.
Quartz:
A mineral.
Quartz-Diorite:
An igneous intrusive rock composed primarily of plagioclase, quartz, and hornblende or biotite or both.
Radarsat:
An unmanned satellite designed to provide spectral imagery of the earth's surface.
Residual:
Material remaining in place after processes of erosion has taken place.
Resistivity:
That factor of the resistance of a conductor, which depends upon the material and its physical condition. A measurement used in geophysical work.
Sandstone:
A medium grained sedimentary rock with a high content of quartz.
Sediments:
Rocks formed by transportation of particles by air water or ice.
Shale:
A fine-grained, clay rich laminated sedimentary rock.
Shear:
A planer zone of deformation.
Silicified:
Referring to rocks in which a significant proportion of the original constituent minerals have been replaced by silica.
Skarn:
A rock, often rich in calcium silicates, formed by contact metamorphism and or metasomatism and often host to mineral deposits.
Sluiced:
The product of the process of washing auriferous earth or sediments through long races or boxes provided with riffles and other gold saving devises.
Spar:
An offshoot to a major structure.
Spectrum Analysis:
An analytical method whereby a broad range of elements are analysed.
Sphalerite:
A mineral (Zn,Fe)S - the principal ore of zinc.
Stock, Stocks:
A body of plutonic rock that covers less than 40 square miles and has steep contacts.
page 7

Stockworking:
A solid mass of rock impregnated by small veins.
Stratabound:
Lying within a particular rock stratum.
Strike:
The direction or bearing of the outcrop of an inclined bed or structure on a level surface.
Structure, Structures:
The general disposition, attitude, arrangement or relative positions of rock masses in a region or area, also applied to faults.
Sulphidation:
Term applied to the amount of sulphur within a mineral and alteration system.
Sulphide:
A group of minerals in which one or more metals is found in combination with sulphur.
Surface trenching:
A prospecting method.
t 000's:
Tonnes X 1000.
Tailings:
Those portions of washed ore that are regarded as too poor to be treated further.
Tectonic:
Relating to structural features.
Textures:
Geometrical aspects of the component particles of a rock, including size, shape and arrangement.
Thrust:
A reverse fault characterised by a low angle of inclination with reference to the horizontal plane.
Trenches:
A prospecting method.
Unconformable:
Where a time break in rock deposition or formation has occurred.
Vein Systems:
A group of narrow intrusive mineralised bodies.
Veinlets:
Very small veins.
Veins:
A narrow intrusive body.
Volcanic Flow Rock:
Extrusive volcanic rock.
Volcanic Wackes:
A type of sediment, usually unsorted in character, derived from the product of volcanic activity and marked by large detrital quartz and feldspars set in a prominent to dominant clay matrix.
Volcanics:
General term given to rocks of volcanic origin.
Zinc:
A base metal.
page 8

INTRODUCTION

J-Pacific Gold Inc. was organized under the laws of British Columbia, Canada. In this Registration Statement, the "Company", "we," "our" and "us" refers to J-Pacific Gold Inc. (unless the context otherwise requires). We have prepared this Registration Statement on the basis of information that we have or that we have obtained from sources we believe to be reliable. Summary discussions of documents referred to in this Registration Statement may not be complete and we refer you to the actual documents for more complete information. Our principal corporate offices are located at Suite 1440, 1166 Alberni Street, Vancouver, B.C. CANADA V6E 3Z3. Our telephone number is 604-684-6677.

BUSINESS OF J-PACIFIC GOLD INC.
The Company is in the business of acquiring and exploring natural resource properties. At present, the Company is involved in exploration work in the both Canada and the United States. No known bodies of commercial ore or economic deposits have been established on any of the Company's natural resource properties.

FINANCIAL AND OTHER INFORMATION
In this Registration Statement, unless otherwise specified, all dollar amounts are expressed in Canadian Dollars ("CDN$" or "$"). The Government of Canada permits a floating exchange rate to determine the value of the Canadian Dollar against the U.S. Dollar (US$).

FORWARD-LOOKING STATEMENTS
This Registration Statement includes forward-looking statements, principally in ITEM #4, "Information on the Company" and ITEM #5, "Operating and Financial Review and Prospects". We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting our business. These forward- looking statements are subject to risks, uncertainties and assumptions including, among other things, the factors discussed in this Registration Statement under ITEM #3, "Key Information, Risk Factors" and factors described in documents that we may furnish from time to time to the Securities and Exchange Commission.

The words "believe", "may", "will", "estimate", "continue", "anticipate", "intend", "expect", and similar words are intended to identify forward-looking statements. In light of these risks and uncertainties, the forward-looking information, events and circumstances discussed in this Registration Statement might not occur. Our actual results and performance could differ substantially from those anticipated in our forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements because of new information, future events or otherwise.
page 9

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

1.A.1. Directors
Table No. 1 lists, as of 4/01/2003, the names of the Directors of the Company.

Table No. 1 Directors
Name			Age	Date First Elected/Appointed
Nicholas T. Ferris	(1)	(2)	44	February 1, 2000
D'Arcy Adam	(1)	(3)	50	April 18, 2000
Kazuo Shuto		(4)	65	June 15, 2001
Driffield Cameron		(5)	55	April 12, 2001
John Mesrobian, Esq.	(1)	(6)	51	February 1, 2002
Ralph Braun		(7)	37	April 1, 2001

(1) Member of Audit Committee.
(2) Business Address: Suite 1440 - 1166 Alberni Street, Vancouver, B.C. V6E 3Z6
(3) Business Address: 301 Stewardson Way, New Westminster, B.C. V3M 2A5
(4) Business Address: 3-6-9 Kita Shinagawa, Shinagawa-ku, Tokyo 140-0001
(5) Business Address: 1700-155 University Avenue, Toronto, Ontario M5H 3B7
(6) Business Address: 220 Charleston Place, Williamsburg, Virginia 23185
(7) Business Address: Suite 1440 - 1166 Alberni Street, Vancouver, B.C. V6E 3Z6

1.A.2. Senior Management
Table No. 2 lists, as of 4/01/2003, the names of the Senior Management of the Company. The Senior Management serves at the pleasure of the Board of Directors.
Table No. 2 Senior Management
Name			Position	Age	Date of First Appointment
Nicholas Ferris	(1)	(4)	President/CEO	44	February 1, 2000
Ralph Braun	(2)	(4)	CFO	37	April 1, 2001
Cheri Pedersen	(3)	(4)	Secretary	49	June 8, 2000

(1) He spends 100% of his time on the affairs of the Company.
(2) He spends 50% of his time on the affairs of the Company.
(3) She spends 5% of her time on the affairs of the Company
(4) Business Address: c/o J-Pacific Gold Inc. 1440 - 1166 Alberni Street Vancouver, B.C. V6E 3Z6

page 10

Nicholas Ferris's business functions, as President/CEO, include overall management of the Company including setting policy/procedures and the annual budget, control and approval of major expenditures, negotiation of major contracts/agreements with third parties, supervision of staff including performance reviews and related matters, and reporting to the Board of Directors. In addition, he manages the Company's project development program, investor relations program and corporate finance efforts.

Ralph Braun's business functions, as Chief Financial Officer, includes fiscal management of the Company.

Cheri Pedersen's business functions, as Corporate Secretary, include: ensuring the Company's compliance with all statutory and regulatory requirements and managing administrative functions at the corporate headquarters.

1.B. Advisors
The Company's banker is the Bank of Montreal located at 595 Burrard Street, Vancouver, British Columbia V7X 1L7. The telephone number for the Bank of Montreal is 604-665-7506 and the contact person is Muriel Pru'd Homme. The Company's legal counsel is DuMoulin Black located at 595 Howe Street, 10th Floor, Vancouver, B.C. CANADA V6C 2T5. The telephone number of the Company's legal counsel is 604-687-1224 and the contact person is Cheri Pedersen.

1.C. Auditors
The Company's auditors for its financial statements for each of the preceding two years was Morgan & Company, Chartered Accountants. Morgan & Company is located at 700 West Georgia Street, Suite 1488, Vancouver, B.C. CANADA V7Y 1A1. Morgan & Company is licensed to practice in British Columbia by the Institute of Chartered Accountants.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE.
--- No Disclosure Necessary ---

ITEM 3. KEY INFORMATION.

3.A.1. Selected Financial Data
3.A.2. Selected Financial Data
The selected financial data of the Company for Fiscal 2002 and 2001, ended December 31st was derived from the financial statements of the Company which have been audited by Morgan & Company, Chartered Accountants, as indicated in their auditors report which is included elsewhere in this Registration Statement. The selected financial data set forth for Fiscal 2000, 1999 and Fiscal 1998 ended December 31st is derived from the Company's audited consolidated financial statements, not included herein.

The selected financial data should be read in conjunction with the consolidated financial statements and other financial information included elsewhere in the Registration Statement.

The Company has not declared any dividends since incorporation and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.

Table No. 3 is derived from the consolidated financial statements of the Company, which have been prepared in accordance with Canadian Generally Accepted Accounting Principles (GAAP), the application of which, in the case of the Company, conforms in all material respects for the periods presented with US GAAP, except as disclosed in a footnote to the consolidated financial statements.
page 11

Table No. 3 Selected Financial Data (CDN$ in 000, except per share data)
Can. GAAP	Year Ended 12/31/02	Year Ended 12/31/01	Year Ended 12/31/00	Year Ended 12/31/99	Year Ended 12/31/98
Revenue	Nil	Nil	Nil	$1,252	Nil
Net Income (Loss)2a)	($946)	($476)	($978)	($4,865)	$181
(Loss) per Share	($0.03)	($0.02)	($0.04)	($0.23)	$0.01
Dividends Per Share	0	0	0	0	0
Wtg. Avg. Shares (000) 2c)	31,172	24,419	23,100	21,616	16,360

Working Capital	($156)	($148)	($752)	$11	$1,101
Long Term Debt	$124	$40	$623	$191	$290
Other Long-Term Liabilities	$100	$100	$100	$100	0
Shareholder s' Equity	$2,814	$2,422	$1,737	$2,683	$6,582
Total Assets 2b)	$3,151	$2,634	$2,527	$3,273	$7,703

US GAAP Net Loss	($1,210)	($645)	N/A	N/A	N/A
US GAAP Loss per Share	($0.04)	($0.03)	N/A	N/A	N/A
US GAAP Avg Shares	(31,172)	(24,419)	N/A	N/A	N/A

US GAAP Equity	$805	$708	N/A	N/A	N/A
US GAAP Total Assets	$1,194	$968	N/A	N/A	N/A

(1) Cumulative Net Loss since incorporation under USGAAP has been ($11,324,066)
(2) a) Under U.S. GAAP, options granted to non-employees as compensation for services provided are fair valued and an expense recorded.
(2) b) Under SEC interpretation of US GAAP, all costs related to exploration stage properties are expensed in the period incurred.
(2) c) Under US GAAP, contingently cancelable common shares would be excluded from the calculation of weighted average number of shares used to determine Loss Per Share.

page 12

3.A.3. Exchange Rates
Table No. 4 sets forth the rate of exchange for the Canadian Dollar at the end of the five most recent fiscal periods ended December 31st, the average rates for the period, and the range of high and low rates for the period. Exchange rates are also disclosed for the preceding eight fiscal quarters and the most recent six monthly periods.

For purposes of this table, the rate of exchange means the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. The table sets forth the number of Canadian dollars required under that formula to buy one U.S. Dollar. The average rate means the average of the exchange rates on the last day of each month during the period.

Table No. 4 U.S. Dollar/Canadian Dollar
	Average	High	Low	Close
March 2003	$1.48	$1.49	$1.47	$1.47
February 2003	$1.51	$1.53	$1.49	$1.51
January 2003	$1.54	$1.58	$1.52	$1.53
December 2002	$1.56	$1.58	$1.55	$1.58
November 2002	$1.57	$1.59	$1.55	$1.57
October 2002	$1.58	$1.59	$1.56	$1.56
September 2002	$1.58	$1.59	$1.55	$1.59

Three Months Ended 12/31/02	$1.57	$1.59	$1.55	$1.58
Three Months Ended 9/30/02	$1.58	$1.60	$1.51	$1.59
Three Months Ended 6/30/02	$1.54	$1.60	$1.51	$1.52
Three Months Ended 3/31/02	$1.60	$1.61	$1.58	$1.60
Three Months Ended 12/31/01	$1.58	$1.60	$1.56	$1.59
Three Months Ended 9/30/01	$1.55	$1.58	$1.51	$1.58
Three Months Ended 6/30/01	$1.54	$1.58	$1.51	$1.52
Three Months Ended 3/31/01	$1.53	$1.58	$1.49	$1.58

Fiscal Year Ended 12/31/02	$1.57	$1.61	$1.51	$1.52
Fiscal Year Ended 12/31/01	$1.55	$1.60	$1.49	$1.59
Fiscal Year Ended 12/31/00	$1.50	$1.56	$1.44	$1.50
Fiscal Year Ended 12/31/99	$1.49	$1.53	$1.44	$1.44
Fiscal Year Ended 12/31/98	$1.49	$1.57	$1.41	$1.54

The exchange rate was 1.47 on March 31, 2003.
page 13

3.B. Capitalization and Indebtedness

Table No. 5 sets forth the capitalization and indebtedness of the Company as of 3/31/2003. There have been no material changes since that date.

Table No. 5 Capitalization and Indebtedness March 31, 2003
Shareholders’ Equity: Common Shares, no par value; 100,000,000 common shares authorized
Common shares issued and outstanding	34,874,325
Stock Options Outstanding	2,750,000
Warrants Outstanding	3,640,166
Capital Leases	Nil
Guaranteed Debt	Nil
Secured Debt	Nil

3.C. Reasons For The Offer And Use Of Proceeds
--- No Disclosure Necessary ---

3.D Risk Factors

Unsuccessful Exploration Efforts By J-Pacific Gold Personnel Could Result In a Significant Negative Effect on the Company:

The expenditures to be made by the Company in the exploration of its properties as described herein may not result in discoveries of mineralized material in commercial quantities. Most exploration projects do not result in the discovery of commercially mineable ore deposits and this occurrence would have a significant negative effect on the Company.

J-Pacific Gold Has No Reserves on the Properties in Which It Has an Interest:

The properties in which J-Pacific Gold Has an interest or the concessions in which the Company has the right to earn an interest are in the exploratory stage only and are without a known body of ore. Properties on which Company personnel do not find mineral reserves will have to be discarded causing the Company to write each respective property off resulting in a significantly negative effect for the Company.

There is No Guarantee of Clear Title to Any of the Mineral Properties to which J-Pacific Gold Has an Interest:

Unregistered agreements or unregistered transfers of title could cause J-Pacific Gold To forfeit its interests in one or more of its property interests. An event such as this would have a significant negative effect on the Company.
page 14

Mineral Prices May Not Support Corporate Profit for J-Pacific Gold:

The resource exploration industry is intensely competitive and even if commercial quantities of mineral resources are developed (which is not guaranteed), a profitable market may not exist for the sale of same. If a profitable market does not exist the Company could have to cease operations.

J-Pacific Gold Has No Positive Cash Flow and No History of Earnings and Is Dependent Upon Public and Private Distributions of Equity to Obtain Capital in Order to Sustain Operations:

None of the Company's properties have advanced to the commercial production stage and the Company has no history of earnings or positive cash flow from operations. The cumulative loss since the Company's inception of the development stage, according to U.S. GAAP, is ($11,324,066). The Company does not know if it will ever generate material revenue from mining operations or if it will ever achieve self-sustaining commercial mining operations. Historically, the only source of funds available to the company has been through the sale of its common shares. Any future additional equity financing would cause dilution to current stockholders.

The Expense of Meeting Environmental Regulations Could Cause a Significantly Negative Effect on J-Pacific Gold:

The current and anticipated future operations of the Company, including further exploration activities require permits from various Canadian Federal and Provincial governmental authorities. Such operations are subject to various laws governing land use, the protection of the environment, production, exports, taxes, labor standards, occupational health, waste disposal, toxic substances, mine safety and other matters. Unfavorable amendments to current laws, regulations and permits governing operations and activities of resource exploration companies, or more stringent implementation thereof, could have a materially adverse impact on the Company and cause increases in capital expenditures which could result in a cessation of operations by the Company.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions there under, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in resource exploration may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations.

Large increases in capital expenditures resulting from any of the above factors could force J-Pacific Gold To cease operations.

Operating Hazards and Risks Associated with the Mining Industry Could Result in a Significantly Negative Effect on the Company

Resource exploration activities generally involve a high degree of risk. Hazards such as unusual or unexpected formations and other conditions are involved. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of precious and base metals, any of which could result in work stoppages, damage to or destruction of exploration facilities, damage to life and property, environmental damage and legal liability for any or all damage. The Company may become subject to liability for cave-ins and other hazards for which it cannot insure or against which it may elect not to insure where premium costs are disproportionate to the Company's perception of the relevant risks. The payment of such insurance premiums and of such liabilities would reduce the funds available for exploration activities and could force the Company to cease operations.
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There is the Possibility of Significant Dilution to the Present and Prospective Shareholders of J-Pacific Gold:

The Company's plan of operation, in part, contemplates the accomplishment of business negotiations by the issuance of cash, securities of the Company, or a combination of the two, and possibly, incurring debt. Any transaction involving the issuance of previously authorized but unissued shares of common stock, or securities convertible into common stock, would result in dilution, possibly substantial, to present and prospective holders of common stock.

J-Pacific Gold Currently has 2,750,000 share purchase options outstanding and 3,640,166 share purchase warrants outstanding. If all of the share purchase warrants and share purchase options were exercised, the number of common shares issued and outstanding would increase from 34,874,325 to 41,264,491. This represents an increase of 18.3% in the number of shares issued and outstanding and would result in significant dilution to current shareholders.

The Risks Associated with Penny Stock Classification Could Affect the Marketability of the Common Stock of J-Pacific Gold And Shareholders Could Find It Difficult to Sell Their Stock:

The Company's stock is subject to "penny stock" rules as defined in 1934 Securities and Exchange Act rule 3a51-1. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in penny stocks. The Company's common shares are subject to these penny stock rules. Transaction costs associated with purchases and sales of penny stocks are likely to be higher than those for other securities. Penny stocks generally are equity securities with a price of less than U.S. $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system).

The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker- dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation.

In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the Company's common shares in the United States and shareholders may find it more difficult to sell their shares.
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The Company is Dependent on Key Personnel and the Absence of Any of These Individuals Could Result in a Significantly Negative Effect on the Company:

The Company strongly depends on the business and technical expertise of its management and key personnel. There is little possibility that this dependence will decrease in the near term. As the Company's operations expand, additional general management resources will be required, especially since the Company encounters risks that are inherent in doing business in several countries. The Company is dependent, in particular, on its President Mr. Nicholas T. Ferris. Key man life insurance is not in place on Mr. Ferris.

J-Pacific Gold Has Limited Financial Resources and Without the Addition of Additional Capital May Not Be Able to Continue in Operation

The Company has limited financial resources and, if the business is not profitable, may not be able to raise sufficient funds to sustain, continue or expand its business. The Company currently has no meaningful revenues and relies principally on the issuance of common shares to raise funds to finance the day-to-day operations of the business. Current market conditions limit the Company's ability to raise funds. If J-Pacific Gold is not able to raise additional funds in the next 12 months, the Company's ability to continue in business is in doubt.

It is Difficult for U.S. Investors to Effect Service of Process Against the Company

The Company is incorporated under the laws of Canada. The Company's directors and officers are residents of Canada and a substantial portion of the Company's assets are located outside of the United States. Consequently, it may be difficult for United States investors to effect service of process in the United States upon the Company's directors and officers or to realize in the United States upon judgments of United States courts predicated upon civil liabilities under the United States Securities Exchange Act of 1934, as amended. A judgment of a U.S. court predicated solely upon such civil liabilities would probably be enforceable in Canada by a Canadian court if the U.S. court in which the judgment was obtained had jurisdiction, as determined by the Canadian court, in the matter. There is substantial doubt whether an original action could be brought successfully in Canada against any of such persons or the Company predicated solely upon such civil liabilities.

ITEM 4. INFORMATION ON THE COMPANY

4.A. History and Development of the Company

Introduction

The Company's executive office is located at:
Suite 1440, 1166 Alberni Street,
Vancouver, British Columbia
V6E 3Z6 CANADA
Telephone: (604) 684-6677
Facsimile: (604) 684-6678
E-Mail: ir@jpgold.com
Website: www.jpgold.com

The contact person in Vancouver is Nicholas T. Ferris, President.

The Company's fiscal year ends December 31st.
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The Company has 100,000,000 common shares without par value authorized. At 12/31/2002, the end of the Company's most recent fiscal year, there were 33,494,325 common shares issued and outstanding.

History and Development
J-Pacific Gold Inc. (the "Company" or "J-Pacific") was incorporated under the laws of British Columbia, Canada on February 8, 1990 under the name of Claimstaker Resources Ltd., and changed its name to J-Pacific Gold Inc. on September 5, 2001.

J-Pacific Gold Inc. has a 50% owned subsidiary, two wholly-owned subsidiaries, and a fourth subsidiary wholly owned by a wholly owned subsidiary of the Company:

a.) No. 75 Corporate Ventures Inc., the 50% owned subsidiary incorporated in British Columbia;
b.) Equinox Resources (Calif) Inc., incorporated in the state of California, and is wholly owned by the Company;
c.) Auric Resources Inc., incorporated in the state of Nevada, and is wholly owned by the Company;
d.) Golden Trend Resources Inc., incorporated in the state of Nevada, which is the wholly owned subsidiary of the Company's wholly owned subsidiary, Auric Resources Inc.

Capital Expenditures
1998: $203,730 for mineral property acquisition/exploration and capital assets
1999: $296,857 for mineral property acquisition/exploration and capital assets
2000: $195,502 for mineral property acquisition/exploration and capital assets
2001: $85,731 for mineral property acquisition/exploration and capital assets
2002: $544,331 for mineral property acquisition/exploration and capital assets

Business Overview
The Company is a mining and exploration company, focused on gold, with mineral exploration and development properties. The Company either directly or through joint venture partnerships, holds interests in several gold-silver metal properties in Canada and the United States. The Company currently has two key projects: the Blackdome Gold Mine ("Blackdome"), an exploration property located in the Province of British Columbia, Canada, and the Zenda Gold Mine ("Zenda"), an exploration property located in the State of California, USA. The Company recently acquired the Elizabeth Project, an early stage exploration project located approximately 20 kilometres south of Blackdome. As well, the Company acquired through staking the Blackdome South Project, which is contiguous to the south of Blackdome. In addition to these, the Company has assembled a number of early-stage, drill-ready exploration projects located in the State of Nevada including the Golden Trend Project, the Callaghan Project, the RC Project, and the HC Project.

The Company has developed a business relationship with Jipangu Inc. ("Jipangu") of Tokyo, Japan (controlled by Tamisuke Matsufuji). Through share purchases and private placements in 1998, 1999, 2001 and 2002, Jipangu has become the Company's largest shareholder. The affiliation with Jipangu has provided J-Pacific with the opportunity to utilize Jipangu's financial expertise and access to low-cost capital to grow its asset base.

J-Pacific's strategy in 1998 and 1999 was focused on bringing the Blackdome and Zenda mining projects into production. Production at Blackdome commenced in November of 1998, but was halted in May of 1999 due to the prevailing low price of gold. Also in 1999, J-Pacific completed a reverse-circulation exploration drill program at the Golden Trend project that returned high arsenic and anomalous gold values.
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In 2000, the Company went through an extensive restructuring and cost reduction program due to the deep depression in the gold mining and exploration industry and the closing of Blackdome. As a part of the process, the Company divested three early-stage exploration projects, namely, Los Hilos (Mexico), Warrior Extension (Nevada) and BRU-Lovie (Nevada).

In 2001, J-Pacific commissioned Steffen Robertson and Kirsten (Canada) Inc. ("SRK") of Vancouver, British Columbia, to complete a geological modeling and resource estimate of the Blackdome property. SRK concluded that there is significant potential for the discovery of new mineable ore bodies.

In 2002, the Company acquired the Callaghan, RC and HC gold exploration projects in the State of Nevada, USA, along with the Elizabeth and Blackdome South exploration projects located in the Province of British Columbia. During 2002, J-Pacific completed a drill/sampling program of the tailings facility at Blackdome, a drill/sampling and geochemical program at Elizabeth and a geological reconnaissance program at Blackdome South. At December 31, 2002, the Company wrote-off the value of the Alwin Copper Property in British Columbia.

Plan of Operations
The Company had on hand, at December 31, 2002, working capital of $155,633. Subsequent to this date, the Company completed private placement financings in the amounts of $400,000 on January 24, 2003 and $150,000 on February 3, 2003. The Company estimates general corporate working capital needs of $450,000 for the period.

United States vs. Foreign Sales/Assets
The Company has generated no sales revenue.

At 12/31/2002:
$1,552,576 of the Company's assets were located in the United States; and,
$1,598,128 of the Company's assets were located in Canada.

At 12/31/2001:
$1,368,543 of the Company's assets were located in the United States; and,
$1,265,925 of the Company's assets were located in Canada.

Seasonality
Dependency upon Patents/Licenses/Contracts/Processes
Sources/Availability of Raw Materials
Material Effects of Government Regulations
--- No Disclosure Necessary ---

4.C. Organization Structure
The Company is not part of a "group" and has no significant subsidiaries.

4.D. Property, Plant and Equipment
The Company's executive offices are located in rented premises of approximately 1000 sq. ft. at Suite 1440, 1166 Alberni Street, Vancouver, B.C. CANADA V6E 3Z6. The Company began occupying these facilities in May 1997.
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Mineral Property Interests

DESCRIPTION OF PROPERTIES: (Canada)

Blackdome Gold Mine, British Columbia

The Blackdome Gold Mine is currently a development stage project with an established mineral resource. Commercial production of gold from high grade veins and structures occurred in the 1980s and early 1990s. All the facilities remain on site and are in good condition to recommence operations. The Company is attempting to develop additional resources.

Location, Access and Ownership

The property is 100% owned by, and recorded in the name of, No. 75 Corporate Ventures Ltd., which is owned equally by the Company (50%), and Jipangu Inc.(50%).

The property consists of 27 mineral claims totaling 258 claim units, ten crown-granted mineral claims and two mining leases. Total area of the property is approximately 7,597 hectares. The claims are located approximately 250 kilometres north of Vancouver, B.C., and 70 kilometres west- northwest of the town of Clinton, B.C.

The property is permitted for mine production, processing, development, and general exploration under the terms and conditions of the Mines Act, Permit M- 171, issued by the Ministry of Energy and Mines of British Columbia and of the Waste Management Act, Permit PE 7378, issued by the Ministry of Environment and Lands of British Columbia. The Company posted a $100,000 bond in compliance with these permits. The property is subject to various mine, plant, waste dump, waste water and tailings liabilities, as covered by these permits. Prior to abandonment of the site, reclamation requirements to decommission all tailings and waste dumps, fluid discharge, removal of all plant and equipment, and restoration of the site to an acceptable standard and level of safety will be required prior to the release of the bond.

Any future mine production and related mineral processing would be subject to the submission and approval of a new Plan of Operations. This would include required application for renewal of appropriate water, explosive handling, timber cutting, water and waste monitoring, and gas operating licenses being submitted and approved.

Road access to the property is provided by gravel road, westerly from Highway 97, 16km north of Clinton. This road crosses the Fraser River at the Gang Ranch, 116km west of Hwy 97. From the Gang Ranch Bridge, an additional 40 kilometres of road leads to Blackdome Mountain and the claims.
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History
1930's	Placer mining on the Fraser River at Big Bar, French Bar, Crows Bar, High Bar, etc., led to a placer gold discovery on Poison Mountain in 1932. The resulting claim rush saw a large area staked, including most of the creeks in the Black Dome Mountain area. The source of the initial placer gold discoveries was a large low-grade copper-gold porphyry system at French Mountain, which was drilled much later. Considerable sluicing was done on Fairless Creek, which drains the west slope of Blackdome Mountain. Recorded production to 1945 was 57 ounces of placer gold, but actual production was likely higher than that. The source of the placer gold in Fairless Creek is almost certainly the epithermal veins higher on the slope at the current Blackdome deposit.

1947	The hard rock gold property was discovered in 1947 by prospector L. Frenier, who staked eight claims on the upper part of the western slope of Porcupine (locally called Blackdome) Mountain. Additional claims were staked as follows: Norman Hillborn - 8 claims, W.G. Osborne: 6 claims, Walter Fenton, Mary J. Fenton, Henry Fenton, K.J.S. Chisholm and Hugh McLeod: - 32 claims. The claims were isolated at the time and required a 15-mile walk from Gang Ranch or 25-mile walk from Big Bar. Frenier had set up an ingenious arrastre of granite boulders, from which he produced small amounts of gold. In 1948 he brought in a 2 ton elliptical roll mill with an attached mercury feeder, all powered by a 1.5 horsepower gas motor. The claims were called: Moosehorn, Saddle, Whiskey Jack, Pinion Pine, Electrum Fraction, Bonanza, Eldorado, Black Dome, Ptarmigan and Sugarbowl Fraction.

1952	Empire Valley Gold Mines Ltd. gained control of the Frenier property and six placer leases on Fairless Creek. A 25-mile road was built from Empire Valley, south of Gang Ranch, which is reached via the Churn Creek Bridge over the Fraser River. The company completed underground work and testing as well as bulldozer stripping of surface exposures. They exposed the Giant vein on the Pinion Pine claim for 500 feet and the Red Bird No.'s 1 and 4 veins on the Bonanza and Eldorado claims for 200 feet each. Cross-cut trenches exposed the Redbird No. 3 and No. 4 veins.

1953	Silver Standard Mines Ltd. (Wilson Mining Company Ltd. - Ridgeway Wilson) obtained an option on the property and explored by stripping and drilling. The Giant vein was exposed for 650 feet with an average width of 4 feet. No. 1 vein, exposed for 540 feet, was stated to average 0.284 opt gold and 1.8 opt silver over 375 feet, at an average width of 8.2 feet. The Redbird vein was traced for 700 feet with a width of 3.5 feet. Silver Standard drilled 6 holes totaling 783 feet to test the No. 1 vein below outcrop. (Results were not reported).

1958	Silver Standard or Empire Valley Gold Mines Ltd. completed a 150 ft adit on the Giant Vein (elev. 5800 ft) and 50 feet on the Red Bird Vein (elev. 6,500 feet). Stripping was done on the Black Shear and Honey veins. A short landing strip was built at 6,500 ft elevation.

1977	Barrier Reef Resources Ltd., under the direction of Bert Reeve, gained control of the property, and extensive work was carried out on the No. 1 vein system. From 1977 to 1983, extensive geological mapping, prospecting, rock geochemistry, geophysics and diamond drilling were performed on the property.

1979	Blackdome Exploration Ltd., a Company formed by the various equity holders, completed surface geological mapping, 1073 soil and 76 rock samples, 36 surface diamond drill holes (BQ) totaling 2097 meters, 5 trenches totaling 600 linear meters and 1 kilometre of road construction.

1980	Blackdome Exploration Ltd. completed 70 BQ diamond drill holes totaling 6,580 meters on 5 claims. During 1981 Underground exploration, in the form of 900 meters of drifting and raising, was carried out.

1982	Heath Steele Mines Ltd. (a Noranda Exploration Company subsidiary) and Blackdome Exploration (Barrier Reef Resources) reached an option agreement for further exploration on the property. This work consisted of geological mapping, geochemical and geophysical surveying and another 4400 meters of diamond drilling. J.M. Dawson, P.Geo., completed geological mapping at a scale of 1:5,000, 4,377 meters of BQ diamond drilling in 32 holes and 1230 rock and core samples.

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1983	In May 1983, Noranda Exploration Company Limited (Heath Steele) began additional exploration work by driving an adit collared 762 meters north of the original portal. Approximately 900 meters of drifting was completed by October 1983, but only limited success resulted from this work and Heath Steele chose not to continue financing the development. However, they retained a 15.4% shareholding in Blackdome. Other shareholders were Barrier Reef Resources Ltd., 19%, and Empire Valley Gold Mines Ltd 10.6%.

1984	Additional exploration work in the form of drifting and cross- cutting was undertaken to explore a continuation to the south along the No. 1 vein system and an extension of the untested No. 2 vein system to the west. An exploration drift and raises on the 1920 m level were initiated in the fall of 1984, and encouraging results allowed Blackdome to make a positive decision to go into production.

1985	Blackdome Exploration Ltd. completed detailed geological mapping, 932 soil samples, 705 meters NQ and BQ diamond drilling 340 meters of trenching and 1087 meters of underground development.
1986	MFC Mining Finance Corp., a major shareholder of Blackdome, placed the property in commercial production. Production began in the spring of 1986 using a 200 ton per day mill. The first seven and one-half months production, to the end of 1986, saw 38,267 tons of ore treated, averaging 174 tons per day with an average grade of 0.86 oz. gold and 3.17 oz silver per ton. Approaching the end of March 1987, recovery averaged 92.7% for gold and 72% for silver. Total ore reserves as quoted at the end of 1986 were 276,000 tons averaging 0.72 oz gold and 2.58 oz silver per ton with a cut-off grade of 0.25 oz gold per ton. Production continued to 1991, when the high-grade ore shoots were depleted. During this time, ownership of Blackdome's parent Company MFC Mining Finance Corp. changed, and in 1989, Blackdome merged with MinVen Gold Corp. MinVen closed the mine in 1991. The underground gold mine operated from May 1986, to January 1991, producing 240,000 ounces of gold from 371,950 tons of ore.

1994	In July Claimstaker Resources Ltd. entered into an agreement with a private Company BDM Gold Corp., to buy the Blackdome mine. The purchase price was $200,000 cash, 1.9 million shares (of which 1.4 million were in escrow) and a $900,000 debenture. The debenture paid 6% per year and was convertible into a maximum of 900,000 shares. The property included the 220-ton-per-day mill and camp facilities, as well as miscellaneous heavy equipment. Ivor Watson, P.Eng., Charles Forster, P.Geo and D. Wortman P.Eng prepared a detailed geological report describing the property and recommending a $1.5 million exploration and rehabilitation program.

1995	Aurizon Mines Ltd. agreed with Claimstaker to purchase a 50% interest in the Blackdome property. Aurizon would pay $450,000 cash by July 15, 1996, and spend slightly more than $2 million by July 15, 1997. If the property was brought into production by April 30, 1997, at Aurizon's expense, the Company would receive an additional 5% interest. To maintain its option, Aurizon had to spend at least $500,000 by the end of 1995.

1998	Joint Venture Agreement with Jipangu: On April 27, 1998 the Company entered into a joint venture agreement with Jipangu (a private Japanese company), whereby, Jipangu could earn a 50% working interest in the Blackdome property by expending $1,700,000 on the property, and paying Claimstaker $1,300,000. The $300,000,000 payment was received by Claimstaker in December, 1998. Claimstaker spent $1,700,000 of these funds on exploration including 7 drill holes totaling 1060 meters targeting the No. 11 vein. Accordingly, Jipangu earned its 50% interest in the property.

Pilot production began in October 1998. In January 1999, commercial production commenced at the Blackdome mine. In May 1999 the mine was shut down due to the low price of gold which did not sustain profitable production.
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Geology

The area of the Blackdome property is underlain by a sequence of Early - Middle Tertiary felsic/intermediate volcanic rocks and associated volcaniclastic sediments cut by small intermediate to mafic dykes. Age dates obtained on the volcanic sequence range between 51.5 Ma from dacite to 24 Ma from plateau basalt. The rocks strike north-northeast with shallow, 10-20 degree dips to the southeast.

Fine-grained, porphyritic, dark brownish/black basalt flows cap Blackdome Mountain and are the youngest rocks on the property. Associated basaltic feeder dykes are present across the property. Underlying the basalt is a uniform, 150-metre thick sequence of porphyritic andesite flows. When unaltered, they are green-grey in color with white plagioclase phenocrysts. Again, numerous feeder dykes for the andesite have been identified on the property. A thin, irregular and discontinuous clastic unit underlies the porphyritic andesite. This clastic unit varies from volcaniclastic sandstone to coarse agglomerate, and contains mafic bombs up to 40 centimetres long. This unit can be 30 metres thick but mostly occurs as small, local erosional remnants. In the southern portion of the property, a complex "rhyolite" unit underlies the porphyritic andesite. This unit is a mixture of rhyolitic flows, tuffs and breccias as well as local lenses of volcanic wacke and ash beds. The unit averages 60 metres, becoming thicker to the south. Underlying the "rhyolite" and beneath the clastic horizon are a series of porphyritic dacite flows. They are typically fine-grained, dense, reddish brown to green-grey with 20 per cent white feldspar phenocrysts. This unit is up to 75 metres thick. Andesitic flows with propylitic alteration, tuffs and agglomerate underlie the dacite unit. These andesites are light to dark green with various amounts of chlorite and frequent stringers of epidote and calcite. This is the oldest unit in the area and may be over 180 metres thick.

Northerly trending tension fractures are the locus of epithermal precious metal-bearing veins and structures. Minor normal faulting occurs throughout the area.

Mineralization

The No. 1 vein system has been studied in detail and is described in the following paragraphs. It is assumed that the other veins on the property have a similar morphology, mineralogy and genesis.

The vein system has been formed by the infilling of dilatant tensional fractures, breccia zones and shears. Gangue mineralogy is dominantly quartz, adularia, calcite and various alteration related clay minerals including montmorillonite, mixed-layer illite/smectite and minor kaolinite. Ore mineralogy consists of native gold, electrum, acanthite, acanthite-aguilarite, native silver and silver sulphosalts. Non ore metallic minerals include pyrite, the most abundant sulfide, chalcopyrite, galena, sphalerite, marcasite, pyrrhotite, arsenopyrite, bornite, digenite, covellite and pyrolusite. Three stages of mineralization have been identified: a pre-ore stage, an ore stage, and a post-ore stage.
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The pre-ore stage consists of massive crystalline quartz lining veinlets and vein walls. Quartz also occurs as euhedral, cockscombs with clear to milky crystals up to a maximum of 10 centimetres length. Pyrite occurs as disseminated cubes up to 1 millimeter across, inter-grown with quartz. Pre-ore stage clay minerals include montmorillonite, mixed-layer illite/smectite and minor kaolinite.

The ore stage is dominated by the deposition of quartz, adularia, and other minor silicate phases, along with sulphide and precious metal minerals. Ore stage Quartz occurs dominantly as milky to grey anhedral masses commonly inter-grown with adularia and minor calcite or sulphides. Some ore-stage quartz occurs and euhedral crystals. Adularia is nearly as abundant as quartz and occurs as anhedral mosaics inter-grown with quartz, as replacement textures in altered host and primarily as micro-veinlets within brecciated fragments within the vein structure. Pyrite occurs as disseminated grains and veinlets, or is contained in masses associated with quartz. Ore stage clay minerals are also a minor component and include illite, lesser amounts of mixed-layer illite/smectite and minor kaolinite.

During ore-stage mineralization native gold was deposited as minute, isolated grains of different sizes in tiny veinlets of pyrite and primarily within acanthite-aguilarite grains. Gold also occurs as free gold in vugs and appears to be closely associated with illite and illite-smectite mixed-layer clays. Electrum (25 per cent or greater silver) is more common than native gold. It occurs within quartz, between quartz and adularia grains, within tiny veinlets cutting pyrite and chalcopyrite, as well as within the acanthite-aguilarite grains and masses. It is common to see electrum replacing silver sulphosalts and silver minerals. Acanthite may be the most important silver mineral along with other minerals of the acanthite-aguilarite series. It commonly occurs as abundant finegrained disseminations in the veins and veinlets of quartz- adularia-carbonate and clay minerals. It also occurs as inclusions in pyrite, associated with chalcopyrite, galena and sphalerite.

The post-ore stage consists dominantly of calcite occurring as anhedral mosaics inter-grown with quartz and adularia, subordinate quartz and considerably less adularia. These minerals occur as fracture in-fillings, overgrowths and minor open space fillings. Pyrite occurs as disseminated grains and is often oxidized to goethite and limonite. In addition zeolites, illite and chlorite have been reported.

Recent Work on the Property

In 2001 the Company commissioned a study of the Blackdome Property (The SRK Report) to evaluate the exploration potential of the property and the economic viability of the Inferred Resource. The report identifies four High Priority Targets which are summarized as follows:

1) The intersection of #1 and #2 Veins. This intersection has never been tested as it is projected to occur below the current depth of mining. As both veins are important mineral bearing structures, the projected intersection is an important location for future exploration.

2) Southern extension of Vein #1. The existing maps suggest an abrupt termination of this structure, with little effort having been given to resolving the reason for termination. In the southern portion of the Blackdome property cross-faulting is evident. The SRK model suggests that the structure hosting the #1 vein may actually be continuous through a "fault jog" (i.e. a bend) in the structure.
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3) # 1 Hanging Wall Tension Veins.

4) Watson and Southwest Connector Veins.

During the period March 25th to April 4th, 2002 a drill- sampling program was completed on the Blackdome Mine tailings facility (51 holes, producing 266 samples). The primary objectives were to determine the gold content of the tailings and provide material for metallurgical testing. This work demonstrated that the gold content of the tailings is anomalous with the "uncut" weighted, average of all samples being 1.89 gm/tonne.

Three distinct areas of high gold content have been outlined by the Company as areas of further interest. If feasible, the tailings would be subjected to further gold extraction and then used for underground backfilling.

Resource Estimation

The following is excerpted from The SRK Report, and summarizes the details of resource estimation.

The most recent resource has been estimated by Alex Boronowski, P.Geo., in 1999 following a brief exploration drilling program. Currently, the Blackdome property has an Inferred Reserve (classified by SRK as Inferred Mineral Resource, CIMM, 2000 definitions) of 124,120 tonnes averaging 12.8 grams gold per tonne (0.37 oz/ton) and 33.7 grams silver per tonne (0.98 oz/ton) (A. Boronowski, 1999). This equates to 50,834 ounces gold and 134,386 ounces silver, as summarized in the following table:

SUMMARY OF MINERAL RESOURCES
BLACKDOME MINE (after A. Boronowski, 1999)
Zone	Block	Tonnes	Au Grade grams/tonne	Ag Grade Grams/tonne	Ounces Au	Ounces Ag
11 Vein	97C-13	11,000	6.8	47.4	2,405	16,753
11 Vein	11880N	5,750	12.4	10.8	2,292	1,997
18 Vein	97C 16	5,600	13.4	136.0	2,412	24,486
18 Vein	97C 15	5,600	12.9	38.0	2,323	6,842
18 Vein	97 A7	2,691	22.45	72.4	1,942	6,269
1 Vein	70-8	1,200	12.0	--	463	--
1 Vein	97A-3	14,000	9.9	4.8	4,456	2,174
2 Vein	97A-4	3,000	13	43.0	1,254	4,148
Redbird	97A-8	5,000	15.7	18.4	2,524	2,958
Redbird	97A-9	2,153	12.5	19.0	864	1,315
Redbird	97C-17	6,000	18.2	36.6	3,511	7,060
Giant	97C-18	19,033	11.4	16.3	6,970	9,986
Giant	97C-19	21,912	10.0	41.0	7,042	28,871
Giant	97C-20	13,519	22.0	36.0	9,568	15,664
17 Vein	97C-14	7,662	11.4	23.8	2,808	5,863
Total		124,120	12.8	33.7	50,834	134,386

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Recommendations

Further exploration and development is recommended in the areas identified in the SRK report.

The mineral content of the tailings remains of interest. Management intends that representative sections of the high gold content areas be submitted for metallurgical study. This will determine both the optimal treatment method and gold recovery rates.

The Blackdome South Property, British Columbia

The Blackdome South property is a very early exploration stage project that was recently acquired by the Company. There are no gold resources established at this time.

Most of the details pertaining to location, history, geology and mineralization are similar to the appropriate sections of the Blackdome Mine and are not repeated in this property description.

Location and Ownership

In 2002, the Company located 54 claims (341 claim units), tied on to the southern boundary of the Blackdome Mine property. All claims are 100% owned by the Company.

History, Geology, and Mineralization

(See appropriate section - Blackdome Gold Mine report)

Recent Work

The property was acquired by the Company on the basis of its proximity to the Blackdome Mine, the reported occurrence of a similar structural and stratigraphic setting and the reported occurrence of alteration and mineralization typical of low sulfidation epithermal vein systems such as that at Blackdome.

During the fall of 2002, the company commissioned extensive geologic reconnaissance and data compilation covering much of the Blackdome South property holding. This work has verified the existence of a geologic setting similar to that at the Blackdome Mine, and has identified one area of immediate interest based on previous geologic mapping and geochemical sampling.

Recommendations

The Company plans to carry out detailed mapping, sampling and trenching in the currently identified area of interest as well as in other selected areas. This work is expected to develop drill targets and bring the Blackdome South project to the next stage of exploration.

Future programs will be contingent upon results of this exploration work.
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The Elizabeth Project, British Columbia

The Elizabeth Project is an exploration stage project. There is not a commercial economic mineral deposit developed at this time.

Location and Ownership

The Elizabeth Project is located in the Lillooet Mining District of British Columbia, approximately 36 miles northwest of Lillooet, 22 miles northeast of Bralorne and 19 miles southwest of the Company's Blackdome project.

On May 23, 2002, the Company entered into an option agreement that allows it to purchase the Elizabeth property. The property is comprised of four crown- granted mineral claims and the 4 Blue mineral claims (64 claim units).

The option agreement to purchase the four crown-granted mineral claims was completed with Mr. David D. White of Vancouver, British Columbia Canada and Mr. Thomas Illidge of Goldbridge, British Columbia. The Company paid Mr. Illidge and Mr. White $10,000 upon signing the agreement and issued them, collectively, 50,000 common shares. By the terms of the agreement, the Company must make another cash payment of $5,000 on May 23, 2003 and issue another 50,000 common shares. Upon the exercise of the option the Company must issue another 50,000 common shares. Additionally, if the project should ever go into production, the Company must issue a further 50,000 common shares.

Beginning on May 23, 2004, the Company must also make advanced minimum royalty payments of $10,000 per year which are to be deducted from any future royalty payments. The agreement also stipulates that the Company must complete exploration work in the amount of $500,000 according to the following schedule: $200,000 by December 31, 2003; $150,000 by December 31, 2004; and, $150,000 by December 31, 2005. The vendors, Mr. Illidge and Mr. White, also retained a four percent Net Smelter Royalty interest, of which two percentage points are purchasable by the Company for $1,000,000 per percentage point.

The option to purchase the Blue Claims was completed with Mr. Illidge on May 23, 2002. The Company made a payment of $2,000 and 20,000 common shares to Mr. Illidge upon signing the agreement. To maintain the option, the Company must issue 30,000 shares upon the first anniversary of the agreement and a further 50,000 shares upon the Company's exercise of the option. As well, the Company must make advanced minimum royalty payments of $5,000 per year. These amounts are deductible from any future production royalties.

The agreement also includes a $500,000 exploration work commitment by the Company wherein $50,000 is to be completed by December 31, 2003; $150,000 by December 31, 2004; $150,000 by December 31, 2005; and, $150,000 by December 31, 2006. Mr. Illidge, retains a three percent Net Smelter royalty interest, of which 2% may be bought for $1,000,000 per 1%.

According to the terms of both of the option agreements, the Company must complete a feasibility study pertaining to the Elizabeth Project prepared by an independent mining engineer.

History

In 1939 gold was discovered in quartz veins on what is now the Elizabeth No. 1 claim. Between 1940 and 1949, Bralorne Mines Ltd. explored the Elizabeth and surrounding areas by surface trenching and underground exploration. Several quartz veins were explored with two returning gold values. During 1958 and 1959, Bethlehem Copper Mines Ltd. explored the West (No. 1) Vein with a tunnel, approximately 180 meters vertically above the underground workings previously explored by Bralorne. Gold zones were identified and a small bulk sample was shipped.
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In 1990, Blackdome Mining Corp. conducted trenching, portal rehabilitation, surveying and detailed surface and underground sampling programs. Surface sampling identified two distinct high-grade zones in the West Vein. Blackdome personnel reported that the first zone was open to the southwest and exposed a quartz vein that contained areas of visible gold. Approximately 65 meters below this trench in the upper adit drift sampling of this vein returned a 20.0 meter length averaging 1.8 oz. Gold/ton across 0.6 meter, and a 7.5 meter length averaging 3.7 oz. Gold/ton across 1.0 meter.

Geology and Mineralization

The Elizabeth property is underlain by two distinct rock types. The oldest and most extensive is represented by rocks of the mid Mesozoic Shulaps Ultramafic Complex. The most commonly observed rock type is known as harzburgite. This rock is readily identified by the rusty to orange weathered and "warty" looking surface. Large boulders of this rock are scattered as glacial debris around and along the ridge above the upper adit. Few bedrock occurrences of this rock are seen on the property. These rocks have commonly undergone varying degrees of serpentinization. This results in rocks that are typically green to greenish-black and have a waxy lustre and a soapy feel. Polished and/or striated fracture planes known as slickensides are locally common and are indicative of faulting in these easily deformed rocks. Just to the west on the Yalakom property is a northerly trending band of listwanite. These carbonate rich alteration zones occur in serpentinized terrain and are often associated with gold mineralization.

The second rock type found on the property is a porphyritic quartz diorite body that has been dated at 58.4 million years of age (Palaeocene). This intrusion, known as the "Blue Creek Porphyry", covers an area of approximately 650 metres by 350 metres.

All of the known gold veins on the Elizabeth property are hosted by this intrusion although in some areas the vein is observed in contact with sheared and serpentinized rocks. Veins range from several centimetres to over 1.5 metres in width and can have highly variable orientations. For the most part, veins dip steeply (greater than 60 degrees). Veins have been traced for several metres to several hundred metres in along strike.

Faulting was observed in the West Vein drift of the upper adit where a steeply dipping crosscutting fault intersected the vein in an area known to have high gold grades. Noticeable changes in strike direction are also evident along the West Vein in this area. These structural features may play an important role in the controls for high-grade shoots. Evidence such as slickensided vein contacts suggests that the veins themselves may be structurally controlled.

A review of the available literature indicates there are a number of veins present, however it is apparent that some veins have more than one name.

At the Elizabeth Property Mineralization is found in several mesothermal type quartz veins of varying width and orientation. Sampling indicates ~1% sulphides comprised of pyrite and trace arsenopyrite. ICP analysis of the West Vein drift samples revealed anomalous levels of arsenic, lead and silver.

Gold values were generally low for the vein samples with the exception of one sample, collected from an area of reported high grade, which assayed 0.207 oz/ton. A "metallics" assay of this sample returned a value of 0.065oz/ton indicating that the gold is likely coarse and erratically distributed in the vein. This "nugget effect" is common in vein gold deposits.

Whole rock analysis of vein and wallrock samples reveals high silica content (of what -- both?). This was done to give an idea of what level of silica could be expected from bulk samples of the vein. Highly siliceous ores delivered to Cominco (Trail) are given preferential treatment charges over non-siliceous ores.
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Recent Work

In the fall of 2002, the company commissioned an extensive mapping, sampling and drilling program at the Elizabeth project. In detail, the work included grid based geological mapping, the collection of 440 surface and underground samples and the drilling of sixteen diamond drill holes totaling 1642 meters. This work confirmed the presence of high grade gold values in known quartz veins, demonstrated the continuity of the structures which host veins, and identified several new areas with potential for economic gold mineralization.

Recommendations

The Company plans to continue the exploration of the Elizabeth property by exposing, through trenching, at least one of the high potential zones identified in the 2002 program and by expanding the mapping and sampling program to areas beyond the current grids. If warranted, the material excavated by the trenching will be used as a bulk sample for metallurgical testing.

DESCRIPTION of PROPERTIES: (United States)

Zenda Gold Mine, California

The Zenda Gold Mine is an advanced exploration. There are no immediate plans for commercial production.

Location, Access and Ownership

The Zenda property is registered in the name of Equinox Resources (Calif) Inc., which is a wholly owned subsidiary of the Company. The property consists of patented lode mining claims and 44 unpatented mineral claims and fee simple lands. The total area is approximately 1000 acres.

The property is located 40 miles east of Bakersfield, Kern County, California.

The Company also holds two right of way easements that are leased from local property owners, with one expiring January 29, 2007 and the second expiring April 10, 2008. These Rights of Way guarantee access to the property from the Caliente Creek Road.

A 5% Net Smelter Royalty is held by Paramount Gold Company, of which a US$300,000 advanced royalty payment has been completed. In addition to this royalty, there is a US$200,000 finder's fee payable at US$2.00 per ounce Au on the NSR. These are the only encumbrances on the property.

History

Historically gold mining activities have been intermittent since the 1880s with the last activity occurring in the 1950s. Remnants of a tramway and hard rock mill are located on the patented claims. The old Zenda mine reportedly produced 32,000 ounces of gold from 54,000 tons of ore from both glory hole and underground mining. The property remained dormant until Shell Mining Inc., a subsidiary of Shell Oil, acquired an option on the patented claims in 1984, drilling 22 holes during the period 1985 - 1987.

Equinox acquired the property from Shell in 1988 free and clear of all royalties and encumbrances and drilled 32 holes in 1988/90 and 13 holes in the early 1990s. Equinox carried out an extensive exploration program on the property and completed a feasibility study in March 1990. Equinox reported calculated proven and probable geological reserves of 1,107,000 tons at a grade of 0.057 ounces of gold per ton, using a cut-off grade of 0.027 ounces of gold per ton. Equinox also calculated proven and probable reserves of 920,575 tons grading 0.057 ounces of gold per ton with a stripping ratio of 1.33:1.
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Equinox had planned to mine at a rate of 1,000 tons a day for about three years, but a production decision was delayed subject to gold rising to about US$400 an ounce. The Company had expected that the mine could be put into production after a five-month period construction and pre-stripping to expose the gold reserves. Equinox had expected to operate at a rate for 350,000 tons a year and produce about 14,000 ounces of gold and 75,000 ounces of silver annually.

Equinox subsequently merged with Hecla Mining Co. in the spring of 1994. Hecla's objective in acquiring Equinox was to develop the Rosebud mine in Nevada. The Zenda project did not meet Hecla's development criteria and Saga Exploration Co. ('Saga') subsequently acquired the project in 1995, and undertook a detailed review of the Project in 1996. In 1996, Saga drilled another 27 holes.

In 1997, Saga entered into a purchase agreement whereby the ownership of the Project was transferred to the Company for share and future share consideration. The two companies have been working co-operatively to bring the Project into production. The Company is responsible for arranging financing for the Project while Saga is the developer of the project and will be the contractor to the Company to operate Zenda.

Geology and Mineralization

The Zenda Project is located at the southern end of the Sierra Nevada geologic province in the Loraine Mining District. The district is approximately 20 miles north of the Garlock Fault, a major regional strike-slip structure that joins into the San Andreas Fault further to the west. The geology of the region is characterized by late Cretaceous to early Tertiary granodiorite intrusives of the Sierra Nevada Batholith and associated roof pendants of Paleozoic Kernville Series metasedimentary rocks. A younger Tertiary igneous event resulted in the local intrusion/extrusion of rhyolite. The rhyolite intrusions in the Zenda area mark the northwestern edge of a large volcanic field which produced large volumes of extrusive lavas in Miocene to Pliocene time. Today, only remnants of the field exist, due to the deep level of erosion of the late Tertiary and Quaternary. Associated with this Late Tertiary intrusive event was local hydrothermal alteration and mineralization found in the Loraine Mining District. The Zenda deposit consists of epithermal, precious metal mineralization associated with a structural zone that cuts the igneous intrusive rocks. In the deposit area, the granodiorite intrusive rocks of the Sierra Nevada Batholith have been intruded by two northeast trending, elongate stocks and numerous narrow dikes of rhyolite porphyry. Precious metal mineralization is associated with a northwest-striking, northeast dipping structural zone that cuts both the granodiorite and rhyolite intrusives.

Within this zone, hydrothermal alteration and precious-metal mineralization occur over a thickness typically ranging from 50 to 150 feet, along strike for more than 1,200 feet, and down dip in excess of 600 feet. The structural zones are characterized by a central silicified and sericitized zone grading outward into the hanging wall and footwall to a higher degree of sericite and clay. (This is poorly written and should be redone sometime.) The highly silicic zone ranges from massive microcrystalline silica ("jasperoid") to brecciated stockworks of silica veins and veinlets. Sericitic alteration predominates in the host rock material within the stockwork zone and is characterized by strong bleaching, pervasive sericite alteration of feldspar and ferromagnesian minerals, and boxworks of limonite after disseminated sulfides. Argillic alteration involves strong bleaching and clay alteration of feldspars. Silica veinlets and limonite concentrations on fractures are common.
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Gold and silver mineralization in the deposit tends to increase with the degree of silicification, with the central silicified (+/- sericite) and adjacent sericite zones constituting the majority of the deposit.

High-grade gold and silver values have been noted in close association with intensely silicified stockwork quartz veining. Low and erratic grade gold and silver mineralization occurs in the surrounding argillic-altered areas. Original pyrite content of the mineralization was typically less than 5 percent and has been largely oxidized. Locally, finely disseminated pyrite occurs within the massive silica zones but shows little relationship to gold mineralization. Iron oxides are typically present as boxworks, concentrated on fractures and as local staining. Scanning electron microscope studies by Shell found the gold and silver to occur in electrum particles ranging from 50 to 100 microns in size. The silver to gold ratio is approximately 15 to 1. Elevated levels of antimony and arsenic are present in the deposit. Only trace amounts of base metals are present.

Mineral Resource and Mineral Reserve

Several reserve and resource estimates have been derived since the drill programs of 1987. The Pincock Allen Holt (PAH) Report (1997) providing the only estimate considered to meet the standards of a "qualified" technical report.

The PAH Report provides a "measured resource" estimate 675,000 tons grading .045 opt (614,000 tonnes @ 1.53 gm/tonne) gold and an "indicated resource" estimate of 728,000 tons grading .040 opt (662,000 tonnes @ 1.36 gm/tonne) gold, totalling some 1.403 million tons @ .042 opt gold of measured and indicated resource. In addition, an "inferred resource" of 248,000 tons grading .037 opt (225,000 tonnes @ 1.26 gm/tonne) gold was estimated. These estimates are derived at a cut-off of .025 opt gold and tonnage factors used were 12.5 - 14.0 cubic feet per ton based on rock and alteration type.

Drill Hole Program Completions to Date and Assay Analysis

During the period 1984 - 1996 three drill campaigns completed 81 holes (16,620 feet) by Shell Mining, Equinox and Saga. In the early 1990s, Equinox twinned 13 of the Shell holes, bringing the total holes to 94 (totaling some 20,500 feet). All of the drilling was completed by reverse circulation drill methods.

Proposed Mining Operations

The most thorough review of mining operations is discussed in a report completed by SRK in 2002. They propose an open-pit mine with 15 - 20 foot benches. Mining is to be accomplished by one shovel, one blast-hole drill rig and three 35 ton trucks. Mining rate averages 2400 tons of ore and 800 tons of waste daily, planned to operate 5 days per week, 24 hours per day.

  The mineable resource as stated above is constrained by the total leach capacity of the valley fill leach facility and the absence of any designated waste dumpsites. Consequently, the current plan is to place the waste incurred during mining on the leach facility at the end of the mine life. Vector Engineering has designed the leach facility with a total capacity of 1,250,000 tons.
  The mineable resource results in a mine life of 19 months based on the CRL production rate of 2,400 tpd excluding placement of waste on the leach pad at the end of production. There are an additional 300,000 tons of ore available to be mined should either additional leaching capacity or an economically feasible waste site be designed and permitted. This would extend the life of the operation by 6 months at the same production rate.
  Investigations into the sensitivity of the pit design to Au price indicate that the pit is robust at lower gold prices. This is due mainly to the fact that most of the ore mined is at the surface with no waste overburden stripping.
  Simulated monthly production schedules of ore tonnes and grade and waste of the reserve yields a net present value of $US2.6 million and a discounted cash flow rate of return of 62% at a discount rate of 10%
  There is little indication of additional exploration potential at Zenda.
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Recommendations

The mineralized structure has been drilled thoroughly in all directions. To the west, north and south, the projection of the altered and mineralized structure has been eroded. To the east, the possible down-dip extension of the mineralized structure results in excessive waste having to be removed in an open-pit, and therefore limits exploration potential. There is no other evidence discovered to date of additional mineralized zones (PAH, 1997).

There has been no exploration completed since 1997 that would improve this very limited exploration potential. The Company, therefore, does not believe that the project warrants any immediate exploration activities. Limited exploration to test along strike and dip for further mineralization may be planned and budgeted when an updated review of the project's economic viability has been completed.

Golden Trend Property, Nevada

The property is an early-stage exploration project, with no commercial ore reserve developed at this time.

Location and Ownership

The Golden Trend Project is located in Eureka County, Nevada approximately 300 miles northeast of Reno. The project consists of 111 claims.

The Company acquired an option to purchase a 100% interest in this property in August of 1996. On July 16, 2002, the Company announced that it had completed the acquisition of the property. The acquired interest is subject to a 3% Net Smelter Royalty of which 2% is purchasable. The Company paid U.S.$10,000 and issued 25,000 common shares to the vendors as the initial payment.

The Company also paid U.S.$10,000 along with an additional 75,000 common shares to the vendors in 1997. Thereafter the Company paid U.S.$10,000 each year to maintain the option. All of the cash payments are advance royalties to be deducted from the Net Smelter Royalty.

On July 27, 1998, the Company entered into a letter of agreement with Jipangu whereby Jipangu could acquire a 50% interest in this property in return for payments totaling U.S.$500,000. A down payment of U.S.$25,000 was made on signing and a first installment of U.S.$175,000 was received by the Company on September 30, 1998. The remaining payments were due on September 30, 1999 and September 30, 2000. During the year ended December 31, 1999, Jipangu terminated the agreement.

History

There is no record of work prior to the 1980s but there is evidence on the ground of significant trenching and shallow shaft sinking, which is apparently related to extensive barite mineralization on parts of the property. Several drill holes have been identified on the property but there is no information on depth or rock types encountered. It is assumed that this work was completed in the 1950's and 1960's. In the early 1980's, Noranda Exploration located a large claim group, which included the entire current J-Pacific land holding. Noranda completed airborne geophysical surveys, limited geological mapping and sampling. A number of shallow reverse circulation drill holes were completed but none encountered mineralization or geochemically anomalous rocks. Rubicon Resources Inc. acquired the property in 1993. Under an option agreement with Rubicon, Rocket Resources Ltd. of Vancouver B.C. completed grid based geophysics, geochemistry and geologic mapping.
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Geology and Mineralization

The Golden Trend claims are largely underlain by cherts, quartzites, siltstones and some minor carbonates of the Ordovician Vinini Formation. The western one half of the claim area is covered with overburden therefore details of structural zones and area of alteration have not been identified on that portion of the property.

Mapping of old trenches reveals weak to moderate argillic alteration and silicification as well as barite mineralization. Exploration by J-Pacific in 1998 and 1999 identified significant coincident gold and arsenic soil geochemical values correlated with high angle structures. Rock chip sampling yields geochemically anomalous gold, arsenic and occasionally copper values.

Analyses from limited drilling have yielded produced values in excess of 3,000 ppm arsenic and 100 ppb gold.

Recent Work

Exploration in the form of geological mapping, geochemistry, geophysics, and drilling has been completed on the property during the period 1997 - 1999.

In 1998/99, nine drill holes were completed, totaling 2970', to a maximum depth of 500 feet. Rock types encountered were all upper plate rocks of the Vinini Formation. No work has been completed on the property since 1999.

Recommendations

Further work on the property is planned to consist of limited additional geologic mapping and data synthesis and interpretation to refine projections of structural/stratigraphic targets. This work would be quickly followed by the drilling of several 1,000 foot drill holes to test the identified targets.

The Callaghan Property

The Callaghan is an early-stage exploration property that has no developed commercial mineral reserve.

Location and Ownership

The Callaghan Property is located in Lander County, Nevada, 20 miles northeast of Austin, the county seat.

The Company announced on April 9, 2002 that it had entered into a lease agreement with an option to purchase ten unpatented claims to augment the adjacent 42 unpatented mining claims staked by the Company.

The terms of this agreement are between the Company and Mr. and Mrs. Joseph Kizis of Reno, Nevada and are summarized as follows:

1. All mineral and mining rights to the property are granted to the Company for a ten year term with the option to extend the agreement for an additional ten years;

2. The Company made an initial payment of $5000(US);

3. Future Advanced Minimum Royalty payments are due as follows: $5000(US) in the second year; U.S.$5000(US) in the third year; $20,000(US) in the fourth year; and $25,000(US) in the fifth and each subsequent year.

4. Following the cumulative expenditure of $500,000(US) the Company has an option by paying $20,000(US) to purchase 100% of the property subject to Net Smelter Royalty payments;

a. A 3% Net Smelter Royalty interest is retained by the vendors, of which two percentage points are purchasable by the Company for U.S.$1,000,000 per percentage point; and,

b. The Advanced Minimum Royalty payments are deductible from any production royalties that might be payable to the vendors.

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History

The Callaghan Project covers several areas of prior work, including significant localized drilling and trenching. Little data is available for work prior to 1988. The earliest known work on the property was carried out in the 1930's and consisted of sinking of a 60 foot deep shaft at the Rast Mine. A minor placer gold occurrence one half mile southeast of the Rast mine was also prospected in the 1930's. In 1969, Cache Creek Exploration Company of Reno explored the area around the Rast mine. Exploration programs followed this work on portions of the current property holding by Hanna Mining, Dome Exploration, and Houston Oil and Minerals. No data are available from any of these programs. >From 1988 to1990, Kerr McGee completed geologic mapping, soil and rock chip sampling and drilled ten reverse circulation holes. In 1993 and 1994 FMC conducted an extensive soil and sagebrush sampling program and drilled nine reverse circulation holes. Placer Dome leased the property in 1995 and 1996, and conducted an extensive airborne magnetometer survey over the project area. Storimin Resources leased the property in 1997, but did no significant work on the property before returning the property in May 1998. Kennecott leased the property later in 1998, drilled 6 widely spaced holes in the region, and returned the property in December 1998.

Geology

The Callaghan property is underlain by siliceous upper plate rocks of the Vinini Formation and a sequence of lower plate Cambrian, Ordovician and Silurian age rocks, which host gold deposits elsewhere in northern Nevada. It is interpreted that the relationship of the two plates is similar to other areas of the State. Geochemical anomalies, including gold, arsenic and mercury, and hydrothermally altered bedrock characteristic of gold deposits in this region have been identified on the property. Previous drilling and geologic mapping has identified a structural setting amenable to the development of significant ore deposits.

Recommendations

The property is essentially drill ready with several targets currently identified and additional targets expected from limited synthesis and interpretation of existing data.

The RC Property

The RC Property is an early-stage exploration project that has no developed commercial mineral reserve.
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Location and Ownership

The RC Property is located in Elko County, Nevada, approximately 30 miles south of Carlin. The Company announced on June 7, 2002 that it had entered into a lease with an option to purchase twenty unpatented claims to augment the 41 unpatented mining claims staked by the Company.

The terms of this agreement are between the Company and KM Exploration LLC, an unrelated Company, located in Elko, Nevada, and summarized as follows:

1. All mineral and mining rights to the property are granted to the Company for a ten year term with the option to extend the agreement for an additional ten years;

2. The Company made an initial payment of $8,470(US);

3. Future Advanced Minimum Royalty payments are due as follows: $10,000(US) in the second year; $15,000(US) in the third year; $20,000(US) in the fourth year; and $30,000(US) in the fifth and each subsequent year to maintain the agreement;

4. The Company issued 20,000 common shares upon regulatory approval to the vendors;

5. The Company is to issue 30,000 common shares at the first anniversary of the agreement;

6. Following the cumulative expenditure of $500,000(US), the Company has an option by paying U.S.$20,000 to purchase 100% of the property, subject to royalty payments;

7. A 3% Net Smelter Royalty interest is retained by the vendors, of which two percentage points are purchasable by the Company for $1,000,000(US) per percentage point; and,

8. The Advanced Minimum Royalty payments are deductible from any production royalties that might be payable to the vendors, as are any federal and state royalties.

History

There is very little evidence of major exploration programs on the property. Limited reconnaissance mapping and sampling has been completed by the property owners. In the vicinity, several major companies, including MK Gold and Phelps Dodge have completed drill programs.

Geology

The claims are underlain by sequences of Devonian and Mississippian age carbonate and clastic rocks, as well as minor Tertiary volcanic rocks. The Paleozoic rocks are cut by at least two sets of high angle faults. The dominant N-S trending high angle faults bring the contact between the Devonian Devil's Gate limestone and the Mississippian Chainman Formations, which is a regionally permissive host for gold deposits, to within drilling distance of the surface. Geochemical anomalies and hydrothermal alteration characteristic of "Rain Type" deposits have been identified and indicate the presence of a mineral system underlying the property.

Recommendations

Recommended work programs include limited mapping, sampling, geochemistry, and geophysics to refine drill targets. This program is to be followed up immediately by drilling. The Company intends to complete these programs.

The HC Property

The HC Property is an early-stage exploration property with no commercial mineral reserve discovered to date.
page 35

Location and Ownership

The property is located in Eureka County, approximately 60 miles northwest of the town of Eureka, the county seat.

The Company announced on June 11, 2002 that it had entered into a lease agreement with an option to purchase 100% interest for twenty unpatented claims to augment the thirty additional unpatented mining claims previously staked by the Company.

The terms of this agreement are between the Company and KM Exploration LLC, an unrelated Company located in Elko, Nevada, are summarized as follows:

1. All mineral and mining rights to the property are granted to the Company for a ten year term with the option to extend the agreement for an additional ten years;

2. The Company made an initial payment of $8,470(US);

3. Future Advanced Minimum Royalty payments are due as follows:$10,000(US) in the second year; $15,000(US) in the third year; $20,000(US) in the fourth year; and $30,000(US) in the fifth and each subsequent year;

4. The Company issued 20,000 common shares to the vendor upon regulatory approval of the agreement;

5. The Company is to issue 30,000 common shares at the first anniversary of the agreement;

6. Following the cumulative expenditure of $500,000(US), the Company has an option by paying $20,000(US) to purchase 100% of the property, subject to royalty payments;

7. A 3% Net Smelter Royalty interest is retained by the vendor, of which two percentage points are purchasable by the Company for $1,000,000(US) per percentage point; and,

8. The Advanced Minimum royalty payments are deductible from any production royalties that might be payable to the vendor.

History

There is little evidence of early historical work on the property. A number of old drill hole collars have been located but no data is available concerning them.

Geology

The claims are underlain by sequences of Devonian and Mississippian carbonate and clastic rocks. The Paleozoic rocks are cut by a high angle fault. It is the geological setting of the property that makes it an attractive setting for a gold resource. The high-angle fault brings the contact between the Devonian Devil's Gate limestone and the Mississippian Chainman Formations, which is a regionally permissive host for gold deposits, to within drilling distance of the surface. Geochemical anomalies and hydrothermal alteration characteristic of "Rain Type" deposits have been identified and indicate the presence of a mineral system underlying the property.

Recommendations

The Company plans to carry out limited additional geologic mapping and sampling in an effort to define exploratory drill target locations. Minimal work programs are required to establish these targets. This work will be quickly followed by a series of drill holes designed to test these targets.
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ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion for the fiscal years ended 12/31/2002, 12/31/2001, and 12/31/2000 should be read in conjunction with the consolidated financial statements of the Company and the notes thereto.

Introduction
The Company has spent the last five years acquiring/exploring mineral properties.

To fund this effort the Company has issued equity in numerous private placements and stock-for-debt arrangements as described elsewhere in this document.

Financing Time Line

During the year ended December 31, 1998 the Company issued shares pursuant to the following transactions:

a. On January 15, 1998 the the Company closed a private placement and issued a total of 845,000 units at a price of $0.30 per unit. Each unit consisted of one common share and one non-transferable two year term share purchase warrant exercisable at $0.30 per share in the first year and $0.35 in the second year,

b. During this fiscal year, options were exercised for 5,000 common shares at $0.30 per share.

During the year ended December 31, 1999, the Company issued shares pursuant to the following transactions:

a. On June 10, 1999, the Company closed a private placement and issued a total of 1,125,000 units at a price of $0.40 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant exercisable at $0.50 per share for a one-year period.

b. The Company issued a total of 764,000 common shares for the exercise of stock options for total consideration of $204,810. The weighted average exercise price of the shares issued was $0.27.

c. The Company issued 20,000 common shares upon the exercise of 20,000 share purchase warrants for total consideration of $6,000.

d. The Company issued 75,000 common shares at a deemed price of $0.60 per share for mineral property option payments and finder's fees.

e. The Company issued 25,000 common shares at a deemed price of $0.40 in satisfaction of a licensing agreement.

f. The Company issued 574,350 at a deemed price of $1.06 on conversion of a convertible debenture.

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During the year ended December 31, 2000, the Company issued shares pursuant to the following transactions:

a. On April 27, 2000 the Company issued 100,000 common shares at a price of $0.11 per common share as payment for the prepaid royalty on the Warrior Property.

b. On May 3, 2000, 555,555 share purchase warrants were exercised for an equal number of common shares for proceeds of $250,000.

c. On September 6, 2000, the Company issued 50,000 common shares at a price of $0.40 per common share as payment for a license agreement classified as other deferred assets.

During the year ended December 31, 2001, the Company issued shares pursuant to the following transactions:

a. Pursuant to a private placement, the Company issued 5,800,000 common shares at a price of $0.20 per common share. Proceeds from this transaction were $1,160,000.

During the year ended December 31, 2002, the Company has issued shares pursuant to the following transactions:

a. On February 21, 2002, the Company announced that it had closed a private placement consisting of the sale of 800,000 units at a price of $0.20 per unit. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant allows the holder to purchase an additional common share of the Company at a price of $0.30 per share until February 21, 2004.

b. On March 27, 2002, the Company closed a private placement consisting of the sale of 670,000 units at a price of $0.35 per unit. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant allows the holder to purchase an additional common share of the Company at a price of $0.50 per share until March 27, 2004.

c. On September 30, 2002, the Company closed a private placement consisting of the sale of 666,667 units at a price of $0.30 per unit. Each Unit consisted of one common share and one warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.50 per share until September 30, 2002. In addition, 66,667 warrants were issued as a finders fee entitling the holder to purchase one additional common share of the Company at a price of $0.30 per share until September 30, 2005.

d. On October 11, 2002, the Company closed a private placement consisting of the sale of 1,373,334 units at a price of $0.30 per unit. Each Unit consisted of one common share and one warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.50 per share until October 11, 2002. In addition, 128,500 warrants were issued as a finders fee entitling the holder to purchase one additional common share of the Company at a price of $0.30 per share until October 11, 2005.

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e. On October 30, 2002, the Company closed a private placement consisting of the sale of 350,000 common shares at a price of $0.30 per unit. In addition, 35,000 warrants were issued as a finders fee entitling the holder to purchase one additional common share of the Company at a price of $0.30 per share until October 30, 2005.

f. The Company issued 100,000 common shares upon the exercise of 100,000 share purchase warrants for total consideration of $50,000.

g. The Company The Company issued 110,000 common shares at a deemed price of $0.41 per share for mineral property option payments.

f. The Company issued a total of 270,000 common shares for the exercise of stock options for total consideration of $54,000.

Subsequent to the end of Fiscal 2002, the Company has issued shares pursuant to the following transactions:

a. On January 24, 2003, the Company closed a private a private placement for 1,000,000 Units of the Company at a price of $0.40 per Unit where each Unit consists of one common share and one warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.60 per share until January 24, 2005. In addition, 100,000 warrants were issued as a finders fee entitling the holder to purchase one additional common share of the Company at a price of $0.30 per share until January 24, 2005.

b. On February 1, 2003, the Company closed a private a private placement with Jipangu Inc. of Tokyo, Japan, for 375,000 Units of the Company at a price of $0.40 per Unit where each Unit consists of one common share and one warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.60 per share February 1, 2005.

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Results of Operations

Fiscal 2002 Ended 12/31/2002 compared to Fiscal 2001
The loss for Fiscal 2002 was $945,866 or $0.03 per share compared with a loss of $475,638 or $0.02 per share for Fiscal 2001. The larger loss in Fiscal 2001 can be attributed to increased expenses at the Company's head office and the write-down of the Alwin Copper Project and other deferred expenses.

General and administrative expenses increased during Fiscal 2002 as compared to Fiscal 2001 in the amount of $154,616. The increase was due primarily to the fact that during Fiscal 2002 the Company incurred higher administrative costs due to the increased activities of the Company. Other losses include $262,661 due to the write-off of the Alwin Copper Project and $35,079 from the write-off of other deferred expenses. Care and maintenance during Fiscal 2002 dropped to $57,386 as compared to $68,139 during Fiscal 2001.

The Company expended a total of $620,755 during the period ending December 31, 2002, on its mineral properties compared to $77,658 during the period ended December 31, 2001. The higher level of expenditures reflected the increased funds available to carry out exploration programs and maintain the various mineral properties.

Fiscal 2001 Ended 12/31/2001 compared to Fiscal 2000
The loss for Fiscal 2001 was $475,638 or $0.02 per share compared with a loss of $976,863 or $0.04 per share in reported for Fiscal 2000. The smaller loss in Fiscal 2001 can be attributed to reductions in expenses at the Company's head office and at Blackdome. During Fiscal 2001, the Company incurred higher legal and other related costs resulting from the corporate reorganization and name change. These costs have now declined to a level that management believes are typical for a junior mineral exploration company.

Expenses decreased during Fiscal 2001 as compared to Fiscal 2000 in the amount of $428,304. The decrease was due primarily to the fact that during Fiscal 2000 the Company recognized $205,169 as a loss on the disposal of assets included in exploration and development properties; a write-off of accounts receivable in the amount of $49,643; and, care and maintenance during Fiscal 2000 of $97,555 as compared to $68,139 during Fiscal 2001.

The Company expended a total of $77,658 during the period ending December 31, 2001, on its mineral properties compared to $194,282 during the period ended December 31, 2000. The lower level of expenditures reflected the limited funds available to carry out exploration programs and maintain the various mineral properties.

Fiscal 2000 Ended 12/31/2000 compared to Fiscal 1999
During the fiscal year ended December 31, 2000, the Company reported a consolidated net loss of ($976,863) compared to a net loss of ($4,864,536) for the fiscal year ended December 31, 1999. Revenue reported was nil compared to $1,252,093 for the fiscal year ended December 31, 1999.

During Fiscal 1999 the Company ceased operations at Blackdome due to the prevailing low price of gold. As a result, the carrying value of the asset was reduced by $2,480,538. Revenue from gold sales during Fiscal 1999 was $1,252,093 and production and operating costs were $2,232,797. The high cost of production during Fiscal 1999 was mainly attributed to the Company's decision to operate the mine during the winter season. During Fiscal 2000, the carrying value of the mine was further reduced by $186,115 due to the abandonment of capital lease obligations.
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Fiscal 1999 Ended 12/31/1999 compared to Fiscal 1998
In December 1998, the Company changed its fiscal year end to December 31st from April 30th.

As stated earlier, during Fiscal 1999 the Company ceased operations at its Blackdome Mine because of the prevailing low price of gold which was causing unprofitable operations.

For the year ended December 31, 1999, the Company derived revenues of $1,252,093 from mining operations; however, because of the associated expenses the Company experienced a consolidated net loss of ($4,864,536) compared to a consolidated net profit of $181,399 for the eight months ended December 31, 1998 and a consolidated net loss of ($562,209) for the prior fiscal year ended April 30, 1998.

During the year ended December 31, 1998, under an Agreement signed April 24, 1998, Jipangu Inc. of Tokyo agreed to acquire a 35% interest in the Blackdome Gold Mine. Under the terms of this agreement, the Company had to spend $1.7 million on its gold/silver property near Clinton, BC. According to the agreement, six payments were to be made by Jipangu, all of which were completed as scheduled. Jipangu acquired its 35% interest as of July 2, 1998. In addition, Jipangu also had the option to purchase an additional 15% interest in the Blackdome Gold Mine on payment of an additional $1,000,000 on or before October 24, 1998. As part of the transaction, Jipangu and related investors agreed to purchase, by way of a private placement, one million units of the Company at a price of $0.25 per unit, each consisting of one common share and one non-transferable share purchase warrant of the Company. One share purchase warrant entitled the holder to purchase an additional share of the Company for 18 months at a price of $0.50 per share. The common shares and any share issued on the exercise of the share purchase warrants were subject to a "hold period" of 12 months.

Liquidity and Capital Resources
Fiscal 2002 Ended 12/31/2002

At December 31, 2002, the Company had a working capital surplus of $155,663 compared to working capital deficiency of ($7,962) at December 31, 2001.

The Company’s long term debt as of December 31, 2002 in the amount of $223,911 was $84,015 more than the long term debt of $139,896 as of December 31, 2001. Of the $223,911 in long term debt, $100,000 is a provision for reclamation costs and the balance is an amount due to a shareholder. The increase was due to funds, which were received from a shareholder during the year in the form of a shareholder loan.

Equity transactions during 2002 included five private placements. The Company issued a total of 4,229,999 shares for total proceeds of $1,215,500, including the exercise of incentive stock options and warrants. An additional 110,000 shares equaling consideration of $45,100 were issued for properties. Subsequent to year end, the Company completed two private placements issuing 1,375,000 shares for total proceeds of $550,000. Other cash was provided by proceeds from a net increase in the shareholder loan of $84,015.

Cash used in the fiscal year ended December 31, 2002 for Operating Activities totaled ($530,200). Significant non-cash adjustments during this period included amortization in the amount of $7,256, stockbased compensation of $77,330, and write off of capital costs of $297,740. There was also an increase in non-cash working capital items in the amount of $33,340.

Cash Used in the fiscal year ended December 31, 2002 on Investing Activities totaled ($572,349) consisting of ($32,481) used in the category of mine property, plant and equipment; ($543,174) used in the exploration of properties; and, $4,463 for reclamation deposits. The Company also spent $1,157 on the purchase of capital assets not associated with properties.

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Fiscal 2001 Ended 12/31/2001

At December 31, 2001, the Company had a working capital deficiency of ($7,962) compared to working capital deficiency of ($28,998) at December 31, 2000.

The Company's long term debt as of December 31, 2001 in the amount of $139,896 was $582,729, less than the long term debt of $722,625 as of December 31, 2000. Of the $139,896 in long term debt, $100,000 is a provision for reclamation costs and the balance is an amount due to a shareholder. The decrease was due to funds which were paid back to a shareholder from the proceeds of a private placement financing which occurred in the Fall of 2001.

In October 2001, the Company completed a 5,800,000 share private placement with Jipangu in the amount of $1,160,000. Proceeds from this private placement were used to retire a shareholder loan from Jipangu and to augment general working capital. The shares have a one-year hold period and were issued without share purchase warrants. Cash Used in the fiscal year ended 12/31/01 Operating Activities totaled ($472,130) including the Net Loss of ($475,638). Significant adjustments during this period included amortization in the amount of $5,596 and a recovery of the prior year's expenses in the amount of ($11,817). There was also a change in non-cash working capital items in the amount of $9,729.

Cash Used in the fiscal year ended 12/31/01 on Investing Activities totaled $(86,193) consisting of ($28,446) used in the category of mine property, plant and equipment; ($49,212) used in the exploration of properties; and, ($462) used for reclamation deposits. The Company also spent ($8,073) on the purchase of capital assets not associated with properties.

Cash Provided by Financing Activities during the fiscal year ended 12/31/01 was $589,088 consisting of the proceeds from the private placement described earlier in the amount of $1,160,000 and the proceeds from a shareholder loan in the amount of $509,328. During this period the Company also repaid a shareholder loan in the amount of $1,080,240.

Fiscal 2000 Ended 12/31/2000

At December 31, 2000, the Company had working capital deficiency of ($28,998) compared to working capital of $10,661 at December 31, 1999.

At December 31, 2000 the Company had long term debt in the amount of $789,771 which was comprised of a shareholder loan of $622,625 and a provision for reclamation costs in the amount of $100,000.

In 2000, the Company terminated agreements and wrote-off capitalized exploration costs associated with the Los Hilos (Mexico), Bru-Lovie and Warrior Extension (Nevada) properties ($205,169 for all three properties). Capitalized exploration costs fell in 2000 due to the sale of a pad liner used for the operation of a heap leach pad ($283,885). The remaining properties remain in effect and all agreements are in good standing.

Cash Flows From Operating Activities during the Twelve Months Ended 12/31/2000 totaled ($542,356) including the Net Loss of ($976,863). Significant adjustments included depreciation and depletion of $9,157; the write-off of properties in the amount of $186,115; accounts receivable written off in the amount of $49,643; the loss on the disposal of assets included in exploration properties in the amount of $205,169; the loss on the disposal of capital assets in the amount of $27,737; and, the change in non-cash working capital items in the amount of ($43,314).

Cash Flows Used in Investing Activities in the Twelve Months Ended 12/31/2000 totaled ($122,027), consisting of $10,529 spent on plant and equipment for the mine property; $183,753 spent on the exploration of the Company's properties; $5,241 spent on a refund of deposits; and, $1,220 spent on the purchase of other capital assets. During this period the Company received $78,716 in proceeds from the sale of assets included in the Company's exploration and development properties.
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Cash Flows From Financing Activities in the Twelve Months Ended 12/31/2000 totaled $529,356 which consisted of proceeds from a shareholder loan of $622,625 less the repayment of capital lease obligations of $93,269.

Critical Accounting Policies
The Company issues financial statements in Canada according to Canadian GAAP and financial statements in the U.S. according to U.S. GAAP.

Under Canadian GAAP costs incurred to acquire, explore and develop a mineral interest are capitalized. These capitalized costs are periodically assessed for impairment and an impairment change is recognized in the accounts upon abandonment, upon failure to detect economically recoverable mineralization or when exploration activities are not anticipated to occur or to continue in the foreseeable future. Under U.S. GAAP exploration and evaluation costs are expensed as incurred. Mine development and betterment costs are capitalized, however, mine maintenance costs are expensed as incurred.

The Company has a stock option plan which reserves common shares for issuance to employees and directors. Under Canadian GAAP, the company has adopted disclosure under CICA Handbook Section 3870 "Stock-Based Compensation and Other Stock-Based Payments", effective January 1, 2002. Compensation expense is recognized on options issued to non-employees and booked to contributed surplus in shareholders' equity. Under U.S. GAAP the Company has adopted the disclosure only provisions of Statement of Financial Accounting Standards ("SFAS") 123 "Accounting for Stock Based Compensation" and SFAS No. 148 "Accounting for Stock-Based Compensation - Transition and Disclosure" for stock options granted to employees and directors. Accordingly, no compensation costs have been recognized for options to employees and directors. Compensation costs are recognized for options to non-employees. Had compensation cost for the stock option plan been determined based on the fair value at the grant date for awards during the periods ended December 31, 2002 and 2001 consistent with the provisions of SFAS No. 123 and SFAS No. 148, the Company's net income (loss) and earnings (loss) per share would have been increased as indicated in Note 9 to the consolidated financial statements prepared in accordance with U.S. GAAP.

The Company conducts the majority of its equity financing pursuant to private placements. Under the policies of the TSX Venture Exchange, on which the Company's common stock is listed, the Company may provide a discount off the market price of the Company's common stock. U.S. GAAP requires the recognition of the market value of the Company's common stock as a credit to share capital, with a charge to operations for the portion of the discount relating to equity financing conducted with officers and directors of the Company and a charge to shareholders' equity, as a capital distribution, for the discount relating to the remaining portion of the equity financing.

The accounting policy disclosures as required by U.S. GAAP are described in Note 2 to the consolidated financial statements.
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Recent Accounting Pronouncements Applicable to US
In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141 "Business Combinations," or SFAS 141, and SFAS No. 142, "Goodwill and Other Intangible Assets," or SFAS 142. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. All other intangible assets will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS 142 effective July 1, 2002. The adoption of SFAS 141 and SFAS 142 is not expected to have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets", or SFAS 144. Although SFAS 144 supersedes SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, or SFAS 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues. Under SFAS 144, companies will (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS 144 also provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale. The adoption of SFAS 144 on July 1, 2002 is not expected to have a material impact on our financial position or results of operations.

On April 30, 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections (""SFAS 145""). Among other amendments and rescissions, SFAS No.145 eliminates the requirement that gains and losses from the extinguishments of debt be aggregated and, if material, classified as an extraordinary item, net of the related income tax effect, unless such gains and losses meet the criteria in paragraph 20 of Accounting Principles Board Opinion No. 30, Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The adoption of SFAS 145 on May 15, 2002 is not expected to have a material impact on our financial position or results of operations.

In July 2002, the Financial Accounting Standards Board issued SFAS No. 146, Accounting for Exit or Disposal Activities. SFAS No. 146 addresses the recognition, measurement, and reporting of costs that are associated with exit and disposal activities, including costs related to terminating a contract that is not a capital lease and termination benefits that employees who are involuntarily terminated receive under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 supercedes Emerging Issues Task Force Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 will be effective for exit or disposal activities of the Company that are initiated after December 31, 2002 and is not expected to have a material impact on our financial position or results of operations.
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ITEM 6. DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

6.A. Directors and Senior Management
Table No. 6 Directors and Senior Management April 1, 2003
Name	Position	Age	Date of First Election or Appointment
Nicholas T. Ferris	President, CEO, Director (1)	44	February 1, 2000
Ralph Braun	CFO, Director	37	April 1, 2001
Cheri Pedersen	Secretary	49	June 8, 2000
D'Arcy Adam	Director (1)	50	April 18, 2000
Kazuo Shuto	Director	65	June 15, 2001
Driffield Cameron	Director	55	April 12, 2001
John Mesrobian, Esq.	Director (1)	51	February 1, 2002

(1) Member of the audit committee. The Audit Committee is composed of three Directors, two of whom are non-officers of the Company. The Audit Committee meets at once a year to review the annual audited financial statements and make appropriate recommendations to the Board of Directors based upon their review.

Nicholas T. Ferris has been the President of the Company since February 1, 2000 and a member of the Board of Directors since February 1, 2000. Mr. Ferris is a graduate of McGill University in Montreal, Quebec where he received a Bachelor of Arts Degree in Economics. Prior to joining the Company he was employed by Canadian Home Income Plan in that company's mortgage department. He was employed by Canadian Home Income Plan from January 1992 until January of 1999. Mr. Ferris currently has no affiliation with any other public or private companies.

D'Arcy Adam has been a member of the Board of Directors since April 18, 2000. Mr. Adam is graduated from N.A.I.T. a technical school located in Edmonton, Alberta in June of 1973. He has been employed by Key West Ford in Vancouver, British Columbia since 1987 where he is currently the lease manager. Mr. Adam currently has no affiliation with any other public company.

Kazuo Shuto has been a member of the Board of Directors since June 15, 2001. Mr. Shuto is a graduate of Tokyo University where he received a Bachelor of Science Degree in 1956. He is a "Surveyor First Class", a designation he received from the Japanese Association of Surveyors and a "Consultant Engineer of Geology", a designation he received from the Science Technology Agency of the Japanese Government. From 1992 until 1999 he was a senior research geologist for Japan Mining Engineering and since 1999 he has been employed by Jipangu, Inc. as the Exploration Manager. He is also a member of the Board of Directors of Jipangu which is a major shareholder of the Company.

Driffield Cameron has been a member of the Board of Directors since April 12, 2001. Mr. Cameron is a graduate of Acadia University, located in Wolfville, Nova Scotia, where he received a Bachelor of Science Degree in 1971. He also received a Completion Certificate in 1991 from the Canadian Securities Institute, located in Toronto, Ontario, indicating he successfully completed the Canadian Securities Course. Mr. Cameron has been the Vice President of Exploration for High River Gold Mines Ltd., a publicly traded company located in Toronto, Ontario, since 1994. From 1992 until he joined High River Gold Mines Ltd. he was the principal of Geologic Associates, a geological consulting firm.

John Mesrobian, Esq. has been a member of the Board of Directors since February 1, 2002. Mr. Mesrobian is a graduate of the University of Massachusetts where he received his Bachelor of Arts degree in 1975. In 1993 he was given the professional designation of "Esq" from the Institute of Directors London. Since 1990 he has been both the President and Chairman of Constantinople Advisors and Financial Institutions Services Corp., private consulting companies which he founded. Mr. Mesrobian is not currently affiliated with any other public companies.

Ralph Braun has been the Chief Financial Officer of the Company since April 1, 2001. His duties include working in the areas of planning, budgeting, finance, accounting and systems. He is a Certified General Accountant in Canada, a designation that he received in 1998. Mr. Braun is a graduate of the University of British Columbia. He received his Bachelor of Arts degree from this institution in 1988. He is also a graduate of the University of Western Washington where he received his MBA in 1992. From 1996 until 1998 he held the position of Controller of Finance with the Canadian Home Income Plan and from 1996 until 2000 he held the position of Controller of IT with the same organization. He is currently doing database application development for the Canadian Home Income Plan as an independent contractor.
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The Directors have served in their respective capacities since their election and/or appointment and will serve until the next Annual General Meeting or until a successor is duly elected, unless the office is vacated in accordance with the Articles/By-Laws of the Company.

The Executive Officers serve at the pleasure of the Board of Directors.

No Director and/or Executive Officer has been the subject of any order, judgment, or decree of any governmental agency or administrator or of any court or competent jurisdiction, revoking or suspending for cause any license, permit or other authority of such person or of any corporation of which he is a Director and/or Executive Officer, to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining or enjoining any such person or any corporation of which he is an officer or director from engaging in or continuing any conduct, practice, or employment in connection with the purchase or sale of securities, or convicting such person of any felony/misdemeanor involving a security or any aspect of the securities business or of theft or of any felony.

There are no family relationships between any two or more Directors or Executive Officers.

There are no arrangements or understandings between any two or more Directors or Executive Officers, pursuant to which he was selected as a Director or Executive Officer.

6.B. Compensation

Cash Compensation. Total compensation accrued and/or paid (directly and/or indirectly) to all Directors/Executive Officers during Fiscal 2002 ended 12/31/2002 was $122,045

Table No. 7 details compensation paid/accrued for Fiscal 2001/2000/1999 ended December 31st for the Senior Management.
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Table No. 7 Summary Compensation Table Senior Management
		Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation	Stock Award(s)	Restricted Options/SARS(#)	All Other Compensation
Nicholas T. Ferris, President and Director	2002	$76,350	---	---	---	150,000	---
	2001	$84,000	---	---	---	350,000	---
	2000	$42,000	---	---	---	250,000	---

Ralph Braun, Chief Financial Officer	2002	$45,696	---	---	---	175,000	---
	2001	$21,669	---	---	---	175,000	---
	2000	nil	---	---	---	nil	---

Options/SARs Granted/Exercised During The Most Recently Completed Fiscal Year

During the most recently completed fiscal year, the following incentive stock options were granted to Senior Management, Directors and employees. No SARs (stock appreciation rights) were granted during this period.

Table No. 8 Stock Option Grants in Fiscal 2002 Ended 12/31/2002

Name	Number of Options Granted	Percentage of total options granted	Exercise Price per Share	Grant Date	Expiry Date	Market Value of Securities Number of Exer. Underlying Options of Total Price on Date of Grant per Share
Nicholas T. Ferris	150,000	25%	$0.28	2/1/02	2/1/07	$0.17
Ralph Braun	Nil	--	--	--	--	--
Cheri Pedersen	Nil	--	--	--	--	--
D'Arcy G. Adam	Nil	--	--	--	--	--
Kazuo Shuto	Nil	--	--	--	--	--
Driffield Cameron	Nil	--	--	--	--	--
John Mesrobian	150,000	25%	$0.28	2/1/02	2/1/07	$0.17
Consultant/Employee	125,000	20%	$0.50	3/5/02	3/5/04	$0.45
Consultant/Employee	100,000	16%	$0.50	3/13/02	3/13/04	$0.36
Consultant/Employee	75,000	14%	$0.50	5/6/02	5/6/04	$0.42

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The following table gives certain information concerning stock option exercises during Fiscal 2001 by our Senior Management and Directors. It also gives information concerning stock option values.

Table No. 9 Aggregated Stock Options Exercises in Fiscal 2002 Fiscal Yearend Unexercised Stock Options Fiscal Yearend Stock Option Values Senior Management/Directors
Name	Number of Shares Acquired on Exercise	Aggregate Value Realized	Number of Unexercized Options at Fiscal Year-End Exercisable/Unexercisable	Value of Unexercised In-The-Money Options at the Fiscal Year-End Exercisable/Unexercisable
Nicholas T. Ferris	--	--	500,000	$128,000
Ralph Braun	--	--	175,000	$49,000
Cheri Pedersen	--	--	125,000	$35,000
D'Arcy G. Adam	--	--	200,000	$56,000
Kazuo Shuto	--	--	150,000	$42,000
Driffield Cameron	--	--	150,000	$42,000
John Mesrobian	--	--	150,000	$42,000
Consultant/Employee	270,000	$54,000	705,000	$70,150

Director Compensation.
The Company has no formal plan for compensating its Directors for their service in their capacity as Directors. Directors are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. The Board of Directors may award special remuneration to any Director undertaking any special services on behalf of the Company other than services ordinarily required of a Director. Other than indicated below no Director received any compensation for his services as a Director, including committee participation and/or special assignments.

Stock Options.
The Company grants stock options to Directors, Senior Management and employees; refer to ITEM #6.E., "Share Ownership".

Pension/Retirement Benefits.
No funds were set aside or accrued by the Company during Fiscal 2002 to provide pension, retirement or similar benefits for Directors or Executive Officers.

Other Compensation.
No Executive Officer/Director received "other compensation" in excess of the lesser of US$25,000 or 10% of such officer's cash compensation, and all Executive Officers/Directors as a group did not receive other compensation which exceeded US$25,000 times the number of persons in the group or 10% of the compensation.

Bonus/Profit Sharing/Non-Cash Compensation.
Except for the stock option program discussed in ITEM #6.E., the Company has no material bonus or profit sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company's Directors or Executive Officers.
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Written Management/Consulting Agreements
Nicholas T. Ferris
Ralph Braun
David Shaddrick

6.C. Board Practices

6.C.1. Terms of Office.
Refer to ITEM 6.A.1.

6.C.2. Directors' Service Contracts.
--- Not Applicable ---

6.C.3. Board of Director Committees.
The Company has an Audit Committee, which recommends to the Board of Directors the engagement of the independent auditors of the Company and reviews with the independent auditors the scope and results of the Company's audits, the Company's internal accounting controls, and the professional services furnished by the independent auditors to the Company. The Audit Committee was formed on 4/18/00 and met on 4/27/2001 in Fiscal 2001 and met on 4/19/2002 in Fiscal 2002. The current members of the Audit Committee are: Nicholas T. Ferris, D'Arcy Adam and John Mesrobian.

6.D. Employees
As of 2/03/2003, the Company had two employees, including the two members of senior management. As of 12/31/2002 and 12/31/2001, the Senior Management were the only employees. None of the Company's employees are covered by collective bargaining agreements. Management is defined as employees for disclosure purposes.

6.E. Share Ownership
Table No. 8 lists, as of 4/01/2003, Directors and Executive Officers who beneficially own the Company's voting securities and the amount of the Company's voting securities owned by the Directors and Executive Officers as a group. The Company is aware of one shareholder who has 5% or greater beneficial interest in the Company's securities: Mr. Tamisuke Matsufuji.

Table No. 10 Shareholdings of Directors and Executive Officers Shareholdings of 5% Shareholders
Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class#
Common	Nicholas T. Ferris (1)	937,666	2.7%
Common	Ralph Braun (2)	275,000	<1%
Common	Cheri Pedersen (3)	291,666	<1%
Common	D'Arcy G. Adam (4)	429,000	1.2%
Common	Kazuo Shuto (5)	250,000	<1%
Common	Driffield Cameron (6)	250,000	<1%
Common	John Mesrobian (7)	250,000	<1%
Total Directors and Executive Officers		2,681,332	7.7%

Common	Tamisuke Matsufuji (8)	13,894,555	39.8%

Total Directors/Officers/5% Shareholders		16,575,887	47.5%

page 49

# Based on 33,494,325 shares outstanding as of 12/31/2002 and stock options and warrants held by each beneficial holder exercisable within sixty days.

(1) of these shares, 700,000 represent currently exercisable share purchase options and 83,333 share purchase warrants;

(2) of these shares, 275,000 represent currently exercisable share purchase options;

(3) of these shares, 125,000 represent currently exercisable share purchase options and 83,333 share purchase warrants;

(4) of these shares, 300,000 represent currently exercisable share purchase options;

(5) of these shares, 250,000 represent currently exercisable share purchase options;

(6) Of these shares, 250,000 represent currently exercisable share purchase options;

(7) Of these shares, 250,000 represent currently exercisable share purchase options; and,

(8) Of these shares, 945,000 represent currently exercisable share purchase warrants.

Stock Options

J-Pacific stock options plan is limited to the issuance of 10% of the issued and outstanding common shares of the Company. Approval for stock options grants are made annually by a special resolution at the Company’s Annual General Meeting approved by disinterested shareholders.

The names and titles of the Directors/Executive Officers of the Company to whom outstanding stock options have been granted and the number of common shares subject to such options are set forth in Table No. 11 as of 4/01/2003, as well as the number of options granted to Directors and all employees as a group.

Table No. 11 Stock Options Outstanding
Name	Number of Shares of Common Stock	CDN$ Exercise Price	Grant Date	Expiration Date
Nicholas T. Ferris	350,000	$0.20	11/16/01	11/16/06
	150,000	$0.28	2/7/02	2/7/07
	200,000	$0.70	1/6/03	1/6/08
Ralph Braun	175,000	$0.20	11/16/01	11/16/06
	100,000	$0.70	1/6/03	1/6/08
Cheri Pedersen	125,000	$0.20	11/16/01	11/16/06
D'Arcy G. Adam	200,000	$0.20	11/16/01	11/16/06
	100,000	$0.70	1/6/03	1/6/08
Kazuo Shuto	150,000	$0.20	11/16/01	11/16/06
	100,000	$0.70	1/6/03	1/6/08
Driffield Cameron	150,000	$0.20	11/16/01	11/16/06
	100,000	$0.70	1/6/03	1/6/08
John Mesrobian	150,000	$0.20	1/2/02	1/2/07
	100,000	$0.70	1/6/03	1/6/08
Consultant/Employee	250,000	$0.20	11/16/01	11/16/06
	155,000	$0.20	6/15/01	6/15/03
	100,000	$0.50	3/13/02	3/13/04
	125,000	$0.50	4/22/02	4/22/04
Total Officers/Directors	2,150,000
Total Employees/Consultants	630,000
Total Officers/Directors/Etc.	2,780,000

page 50

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A. Major Shareholders.

7.A.1.a. Holdings By Major Shareholders.
Refer to ITEM #6.E. and Table No. 10.

7.A.1.b. Significant Changes in Major Shareholders' Holdings.
The participation in private placements of equity by the Company and exercise of stock options/share purchase warrants has lead over the last several year to some significant changes in the holdings of major shareholders; the table below reflects direct holdings of common shares, refer to Table No. 10 for additional information.

Table No. 12 Changes in Holdings of Major Shareholders
	Shares Owned 12/31/2002	Shares Owned 12/31/2001	Shares Owned 12/31/2000	Shares Owned 12/31/1999
Tamisuke Matsufuji	12,574,555	11,804,555	6,014,055	5,350,000

7.A.1.c. Different Voting Rights.
The Company's major shareholders do not have different voting rights.

7.A.2. Canadian Share Ownership.
On March 31, 2003, the shareholders' list for the Company's common shares showed 89 registered shareholders and 34,874,325 shares issued and outstanding. Of these shareholders, 61 were resident in Canada and 17 were resident in the United States.

The Company has researched the indirect holding by depository institutions and estimates that there are 666 "holders of record" resident in Canada, holding 16,244,004 shares; and, 305 "holders of record" resident in the United States, holding 270,303 common shares.

Based on this research and other research into the indirect holdings of other financial institutions, the Company believes that it has in excess of 1050 beneficial owners of its common shares.

7.A.3. Control of Company.
The Company is a publicly-owned Canadian corporation, the shares of which are owned by U.S. residents, residents of Japan, Canadian residents and other foreign residents. The Company is not controlled by any foreign government or other person(s) except as described in ITEM #4.A., "History and Development of the Company", and ITEM #6.E., "Share Ownership".

7.A.4. Change of Control of Company Arrangements.

- No Disclosure Necessary -
page 51

7.B. Related Party Transactions
Certain geological, consulting and corporate services were provided to the Company and its subsidiaries by David Shaddrick, the Company's Chief Consulting Geologist who provided consulting services and by DuMoulin Black, a legal firm that employees Cheri Pedersen, the Secretary of the Company.

The cost of such services for Fiscal 2002, ended December 31, 2002 was $122,417. Management believes that the services provided were at rates similar to those charged to non-related customers.

Other than as disclosed above, there have been no transactions or proposed transactions, which have materially affected or will materially affect the Registrant in which any director, executive officer, or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates has had or will have any direct or material indirect interest. As stated above, management believes the transactions referenced above were on terms at least as favorable to the Company as the Company could have obtained from unaffiliated parties.

Trust Agreements
- No Disclosure Necessary -

Shares for Compensation to Shareholders Who Exercised Warrants
- No Disclosure Necessary -

Legal Services
- No Disclosure Necessary -

7.C. Interests of Experts and Counsel
- No Disclosure Necessary -

ITEM 8. FINANCIAL INFORMATION

8.A. Consolidated Statements and Other Financial Information
The Company's financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with U.S. Generally Accepted Accounting Principles.

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Annual Report. The audit report of Morgan & Company, independent Chartered Accountants, are included herein immediately preceding the financial statements and schedules.

8.A.7. Legal/Arbitration Proceedings
The Directors and the management of the Company know of no material, active or pending, legal proceedings against them; nor is the Company involved as a plaintiff in any material proceeding or pending litigation.

The Directors and the management of the Company know of no active or pending proceedings against anyone that might materially adversely affect an interest of the Company.

8.B. Significant Changes
No significant change has occurred since the date of the annual financial statements.
page 52

ITEM 9. THE OFFER AND LISTING

9.A.4. Common Share Trading Information
As of 12/31/2002, the authorized capital of the Company was 100,000,000 common shares without par value. As of 12/31/2002, there were 33,494,325 common shares issued and outstanding.

The Company's common shares began trading on the TSX Venture Exchange (formerly the Vancouver Stock Exchange) in Vancouver, British Columbia, Canada, under its former name "Claimstaker Resources Ltd." on August 9, 1990. The current stock symbol is "JPN". The CUSIP number is #46625P.

Table No. 13 lists the high and low sale prices on the TSX Venture Exchange for the Company's common shares for the last five fiscal years, the last two years by quarter, and the last six months.

Table No. 13 TSX Venture Exchange (formerly the Canadian Venture Exchange) Common Shares Trading Activity
- Sales - Canadian Dollars
Period	High	Low
Month Ended 03/31/03	0.38	0.25
Month Ended 02/28/03	0.48	0.30
Month Ended 01/31/03	0.56	0.30
Month Ended 12/31/02	0.53	0.22
Month Ended 11/30/02	0.30	0.21
Month Ended 10/31/02	0.30	0.21
Month Ended 09/31/02	0.43	0.27

Fiscal Year Ended 12/31/2002	0.70	0.10
Fiscal Year Ended 12/31/2001	0.17	0.05
Fiscal Year Ended 12/31/2000	0.30	0.05
Fiscal Year Ended 12/31/1999	0.80	0.11
Fiscal Year Ended 12/31/1998	0.55	0.15

Quarter Ended 12/31/02	0.53	0.21
Quarter Ended 09/30/02	0.52	0.25
Quarter Ended 06/30/02	0.70	0.35
Quarter Ended 03/31/02	0.52	0.10

Quarter Ended 12/31/01	0.17	0.05
Quarter Ended 09/30/01	0.15	0.08
Quarter Ended 06/30/01	0.15	0.07
Quarter Ended 03/31/01	0.10	0.05

The TSX Venture Exchange

The TSX Venture Exchange ("TSXV") is a result of the acquisition of the Canadian Venture Exchange by the Toronto Stock Exchange.

The Canadian Venture Exchange was a result of the merger between the Vancouver Stock Exchange and the Alberta Stock Exchange, which took place on November 29, 1999. On August 1, 2001, the Toronto Stock Exchange completed its purchase of the Canadian Venture Exchange from its member firms and renamed the Exchange the TSX Venture Exchange. The TSXV currently operates as a complementary but independent exchange from its parent.
page 53

The initial roster of the TSXV was made up of venture companies previously listed on the Vancouver Stock Exchange or the Alberta Stock Exchange and later incorporated junior listings from the Toronto, Montreal and Winnipeg Stock Exchanges. The TSXV is a venture market as compared to the Toronto Stock Exchange, which is Canada's senior market, and the Montreal Exchange, which is Canada's market for derivatives products.

The TSXV currently has five service centers: Calgary, Toronto, Vancouver, Winnipeg and Montreal. These service centers provide corporate finance, surveillance and marketing expertise. The corporate office for the TSXV is located in Calgary and the operations office is located in Vancouver.

The TSXV is a self-regulating organization owned and operated by the TSX Group. Representatives of its member firms and the public govern it.

The TSX Group acts as a business link between TSX Venture Exchange members, listed companies and investors. TSXV policies and procedures are designed to accommodate companies still in their formative stages and recognize those that are more established. Listings are predominately small and medium sized companies.

Regulation of the TSX Venture Exchange, its member firms and its listed companies is the responsibility of Market Regulation Services Inc. ("RS"), which was created as a joint initiative of The Toronto Stock Exchange Inc. and the Investment Dealers Association of Canada.

RS is recognized as a self-regulatory entity in the provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec. As a Regulation Service Provider, RS provides independent regulation services to marketplaces (existing exchanges, quotation and trade reporting systems (QTRSs) and alternative trading systems (ATSs) and their participants in Canada that contract with RS Inc. for the provision of regulation services. As a national regulator for the Canadian marketplace, it is the first independent regulator of its kind for the Canadian securities market.

RS administers, oversees and enforces the Universal Market Integrity Rules ("UMIR"). To ensure compliance with UMIR, RS monitors real-time trading operations and market-related activities of marketplaces and participants. RS also enforces compliance with UMIR by investigating alleged rule violations and administering any settlements and hearings that may arise in respect of such violations.

RS's areas of responsibility include Market Surveillance; Operations and General Counsel (Market Policy); and Investigations and Enforcement.

The Market Surveillance division monitors all securities trading for compliance with the Universal Market Integrity Rules and marketplace specific rules. Market Surveillance also investigates irregularities and complaints relating to trading on marketplaces for which RS acts as regulation services provider to ensure a fair and orderly marketplace for all participants. This division is responsible for market supervision, which includes monitoring trading activity and timely disclosure, as well as preliminary investigations and trade desk compliance.
page 54

The market surveillance department issues TSXV notices to inform the public of halts, suspensions, de-listings and other enforcement actions. All TSXV notices can be found on the TSE/TSX website at www.tse.com. In the public interest, trading halts or suspensions are maintained until the surveillance department is satisfied that there is adequate disclosure of the company's affairs and a level playing field for investors. By Exchange policy, the department also reviews and approves certain types of transactions for all TSX listed companies. These types of transactions includes option grants, private placements and other share issuances, mergers and acquisitions, property-asset acquisitions and dispositions, loans, bonuses and finder's fees, changes of business, name changes, stock splits, and related party transactions. If the Exchange's review of such transactions finds them to be contrary to the public interest or is in violation of policy, approval for the transaction will be denied and any action taken by the company towards the completion of the transaction must be reversed.

The Operations and General Counsel division is responsible for the development and implementation UMIR as well as providing interpretations of, or exemptions from, UMIR with the goal of promoting market integrity. This division also coordinates all operational activities of RS including strategic planning and overall organizational matters. Finally, the General Counsel's office of this division is responsible for all legal services and matters relating to RS's Board of Directors.

The Investigation and Enforcement division is responsible for conducting investigations and prosecutions of violations of the UMIR and Policies and market integrity and market quality rules specific to the TSX Venture Exchange. Functions of this division include Investigations, Enforcement and Investigative Research.

a) Investigations
Investigations focus on activities that may be in breach of the UMIR and/or the rules of the TSX Venture Exchange. The types of violations frequently investigated include high closings, market manipulation, client priority trading violations, unapproved trading, trading in restricted securities and conduct inconsistent with the just and equitable principles of trade.

Requests for investigations come primarily from the Market Surveillance division of RS. Other sources include the provincial securities commissions, the Operations and General Counsel division, marketplaces, and in some instances, the general public. Investigators also lend assistance to investigations conducted by provincial securities commissions.

b) Enforcement
Once an investigation is complete and a decision has been made to proceed with a prosecution a statement of allegations is served upon the concerned party which references the rule or rules alleged to have been in violation. An Offer of Settlement is also presented to the concerned party, who can either accept or reject the Offer of Settlement. If accepted, the Offer of Settlement must be approved by a hearing panel of RS. The hearing panel may accept the Offer of Settlement or reject it. If the Offer of Settlement is rejected by either the concerned party or by a settlement hearing panel, a Notice of Hearing is issued and served upon the concerned party and the matter proceeds to a hearing before a hearing panel. If the hearing panel determines that an applicable requirement has been violated, it may impose a range of penalties, including a reprimand, a fine, or the restriction, suspension or revocation of access to a marketplace. After all hearings, there is an official public notification concerning the outcome of the hearing and the penalty or remedy imposed.

c) Investigative Research
The Investigative Research Division performs in-depth corporate research relating to officers, directors, and significant shareholders of organizations applying to list securities on the TSX Venture Exchange, or applying to obtain access to the marketplace's trading systems. Due diligence is a major function of the Enforcement division. The overall goal is to improve communication and to raise the standards of compliance in the securities trading industry.

Investors in Canada are protected by the Canadian Investor Protection Fund ("CIPF"). The CIPF is a private trust fund established to protect customers in the event of the insolvency of a member of any of the following Self- Regulatory Organizations: the TSX Venture Exchange, the Montreal Exchange, the Toronto Stock Exchange, the Toronto Futures Exchange and the Investment Dealers Association of Canada.
page 55

9.A.5. Common Share Description

Registrar/Common Shares Outstanding/Shareholders
The Company's common shares are issued in registered form and the following information is taken from the records of the Company's transfer agent, Pacific Corporate Trust Company of Canada, located in Vancouver, British Columbia.

Common Share Description
All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the British Columbia Corporations Act ("Act"). Unless the Act or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the British Columbia Corporations Act contain provisions that require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a two-thirds vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

a. Changing the Company name;

b. Adding/changing/removing any restriction on the business or businesses that the Company may carry on;

c. Changing the maximum number of shares that the Company is authorized to issue;

d. Creating a new class of shares;

e. Changing the designation of all or any of its shares, and adding/changing/ removing any rights/privileges/restrictions and conditions, including rights to accrued dividends, in respect of all or any of its shares, whether issued/unissued;

f. Changing the number of any class or series, whether issued or unissued, into a different number of shares of the same class or series or into the same or a different number of shares or other classes or series.

g. Dividing a class of shares, whether issued/unissued, into series and fixing the number of shares in each series and the rights/privileges/restrictions/conditions of that series;

h. Authorizing the Directors to divide any class of unissued shares into series and fixing the number of shares in each series and the rights/privileges/restrictions/conditions of that series;

i. Authorizing the Directors to change the rights/privileges/ restrictions/conditions attached to unissued shares of any series;

j. Revoking/diminishing/enlarging any authority conferred under (h) and (i);

k. Increasing/decreasing the number of Directors or the minimum or maximum number of Directors, subject to other rules;

l. Subject to section 45(8), adding/changing/removing any other provision that is permitted by the British Columbia Corporations Act to be set out in the Articles;

m. Amending the Articles of Incorporation;

n. Shareholder approval of an amalgamation agreement;

o. Continuance of the Company into another jurisdiction;

p. Disposing of all or substantially all of the Company's assets and liabilities; and

q. Dissolution of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.
page 56

Share Purchase Warrants

Table No. 14 lists, as of April 1, 2003 share purchase warrants outstanding, the date the share purchase warrants were issued, the exercise price, and the expiration date of the share purchase warrants.

Table No. 14 Share Purchase Warrants Outstanding
			Exercise Price
Effective Date of Issuance	Number of Share Purchase Warrants Originally Granted	Number of Share Purchase Warrants Still Outstanding	First Year	Second Year	Expiration Date of Share Purchase Warrants
02/21/02	800,000	800,000	$0.30	$0.30	2/21/04
03/27/02	670,000	570,000	$0.50	$0.50	3/27/04
09/30/02	666,667	666,667	$0.50	$0.50	9/30/04
09/30/02	66,667	66,667	$0.30	$0.30	9/30/04
10/03/02	1,373,332	1,373,332	$0.50	$0.50	10/03/04
10/03/02	128,500	128,500	$0.30	$0.30	10/03/04
10/30/02	35,000	35,000	$0.30	$0.30	10/30/04
01/24/03	1,100,000	1,100,000	$0.60	$0.60	01/24/05
01/31/03	375,000	375,000	$0.60	$0.60	01/31/05

9.A.6. Differing Rights
9.A.7.a. Subscription Warrants/Right
9.A.7.b. Convertible Securities/Warrants
--- No Disclosure Necessary ---

9.C. Stock Exchanges Identified
The common shares trade on the TSX Venture Exchange in Canada. Refer to ITEM #9.A.4.

ITEM 10. ADDITIONAL INFORMATION

10.A. Share Capital

10.A.1. Authorized/Issued Capital.
As of 12/31/2002, the authorized capital of the Company was 100,000,000 common shares without par value. As of 12/31/2002, there were 33,494,325 common shares issued and outstanding.

10.A.2. Shares Not Representing Capital.

10.A.3. Shares Held By Company.
--- No Disclosure Necessary ---

10.A.4. Stock Options/Share Purchase Warrants
10.A.5. Stock Options/Share Purchase Warrants
--- Refer to ITEM #6.E. and Table No. 14. ---
page 57

10.A.6. History of Share Capital

During the year ended December 31, 1998 the Company issued shares pursuant to the following transactions:

a. On January 15, 1998 the the Company closed a private placement and issued a total of 845,000 units at a price of $0.30 per unit. Each unit consisted of one common share and one non-transferable two year term share purchase warrant exercisable at $0.30 per share in the first year and $0.35 in the second year,

b. During this fiscal year, options were exercised for 5,000 common shares at $0.30 per share.

During the year ended December 31, 1999, the Company issued shares pursuant to the following transactions:

a. On June 10, 1999, the Company closed a private placement and issued a total of 1,125,000 units at a price of $0.40 per unit. Each unit consisted of one common share and one non-transferable share purchase warrant exercisable at $0.50 per share for a one-year period.

b. The Company issued a total of 764,000 common shares for the exercise of stock options for total consideration of $204,810. The weighted average exercise price of the shares issued was $0.27.

c. The Company issued 20,000 common shares upon the exercise of 20,000 share purchase warrants for total consideration of $6,000.

d. The Company issued 75,000 common shares at a deemed price of $0.60 per share for mineral property option payments and finder's fees.

e. The Company issued 25,000 common shares at a deemed price of $0.40 in satisfaction of a licensing agreement.

f. The Company issued 574,350 at a deemed price of $1.06 on conversion of a convertible debenture.

During the year ended December 31, 2000, the Company issued shares pursuant to the following transactions:

a. On April 27, 2000 the Company issued 100,000 common shares at a price of $0.11 per common share as payment for the prepaid royalty on the Warrior Property.

b. On May 3, 2000, 555,555 share purchase warrants were exercised for an equal number of common shares for proceeds of $250,000.

c. On September 6, 2000, the Company issued 50,000 common shares at a price of $0.40 per common share as payment for a license agreement classified as other deferred assets.

page 58

During the year ended December 31, 2001, the Company issued shares pursuant to the following transactions:

a. Pursuant to a private placement, the Company issued 5,800,000 common shares at a price of $0.20 per common share. Proceeds from this transaction were $1,160,000.

During the year ended December 31, 2002, the Company has issued shares pursuant to the following transactions:

a. On February 21, 2002, the Company announced that it had closed a private placement consisting of the sale of 800,000 units at a price of $0.20 per unit. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant allows the holder to purchase an additional common share of the Company at a price of $0.30 per share until February 21, 2004.

b. On March 27, 2002, the Company closed a private placement consisting of the sale of 670,000 units at a price of $0.35 per unit. Each unit consisted of one common share and one share purchase warrant. Each share purchase warrant allows the holder to purchase an additional common share of the Company at a price of $0.50 per share until March 27, 2004.

c. On September 30, 2002, the Company closed a private placement consisting of the sale of 666,667 units at a price of $0.30 per unit. Each Unit consisted of one common share and one warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.50 per share until September 30, 2002. In addition, 66,667 warrants were issued as a finders fee entitling the holder to purchase one additional common share of the Company at a price of $0.30 per share until September 30, 2005.

d. On October 11, 2002, the Company closed a private placement consisting of the sale of 1,373,334 units at a price of $0.30 per unit. Each Unit consisted of one common share and one warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.50 per share until October 11, 2002. In addition, 128,500 warrants were issued as a finders fee entitling the holder to purchase one additional common share of the Company at a price of $0.30 per share until October 11, 2005.

e. On October 30, 2002, the Company closed a private placement consisting of the sale of 350,000 common shares at a price of $0.30 per unit. In addition, 35,000 warrants were issued as a finders fee entitling the holder to purchase one additional common share of the Company at a price of $0.30 per share until October 30, 2005.

f. The Company issued 100,000 common shares upon the exercise of 100,000 share purchase warrants for total consideration of $50,000.

g. The Company The Company issued 110,000 common shares at a deemed price of $0.41 per share for mineral property option payments.

f. The Company issued a total of 270,000 common shares for the exercise of stock options for total consideration of $54,000.

page 59

Subsequent to the end of Fiscal 2002, the Company has issued shares pursuant to the following transactions:

a. On January 24, 2003, the Company closed a private a private placement for 1,000,000 Units of the Company at a price of $0.40 per Unit where each Unit consists of one common share and one warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.60 per share until January 24, 2005. In addition, 100,000 warrants were issued as a finders fee entitling the holder to purchase one additional common share of the Company at a price of $0.30 per share until January 24, 2005.

b. On February 1, 2003, the Company closed a private a private placement with Jipangu Inc. of Tokyo, Japan, for 375,000 Units of the Company at a price of $0.40 per Unit where each Unit consists of one common share and one warrant, each warrant entitling the holder to purchase one additional common share of the Company at a price of $0.60 per share February 1, 2005.

10.A.7. Resolutions/Authorizations/Approvals
--- No Disclosure Necessary ---

10.B. Memorandum and Articles of Association
The Memorandum and Articles of the Company do not address the Company's objects and purposes.

A Director shall not vote in respect of the approval of any contract or transaction with the Company in which he is interested and if he shall do so his vote shall not be counted, but he shall be counted in the quorum present at the meeting at which the vote is taken.
page 60

The Directors may from time to time in behalf of the Company:

(a) borrow money in a manner and amount, on any security, from any source and upon any terms and conditions;

(b) issue bonds, debentures, and other debt obligations either outright or as security for any liability or obligation of the Company or any other person; and

(c) mortgage, charge, whether by way of specific or floating charge, or give other security on the undertaking, or on the whole or any part of the property and assets, of the Company (both present and future).

There are no age considerations pertaining to the retirement or non-retirement of directors.

A Director shall not be required to hold a share in the capital of the Company as qualification for his office but shall be qualified as required by The Act, to become or act as a Director.

All of the authorized common shares of the Company are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets. Holders of common stock are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common stock are entitled to receive such dividends as may be declared from time to time by the Board of Directors, in its discretion, out of funds legally available therefore.

Upon liquidation, dissolution or winding up of the Company, holders of common stock are entitled to receive pro rata the assets of Company, if any, remaining after payments of all debts and liabilities. No shares have been issued subject to call or assessment. There are no pre-emptive or conversion rights and no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds.

Provisions as to the modification, amendment or variation of such shareholder rights or provisions are contained in the "Company Act" of British Columbia. Unless the "Company Act" or the Company's Articles or Memorandum otherwise provide, any action to be taken by a resolution of the members may be taken by an ordinary resolution or by a vote of a majority or more of the shares represented at the shareholders' meeting.

The Company's Articles and the Company Act of British Columbia contain provisions which require a "special resolution" for effecting certain corporate actions. Such a "special resolution" requires a three-quarters vote of shareholders rather than a simple majority for passage. The principle corporate actions that require a "special resolution" include:

a. Transferring the Company's jurisdiction from British Columbia to another jurisdiction;

b. Giving financial assistance under certain circumstances;

c. Certain conflicts of interest by Directors;

d. Disposing of all/substantially all of Company's undertakings;

e. Removing Director before expiration of his term of office;

f. Certain alterations of share capital;

g.Changing the Company name;

h. Altering any restrictions on the Company's business; and

i. Certain reorganizations of the Company.

There are no restrictions on the repurchase or redemption of common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.
page 61

There is no liability to further capital calls by the Company.

There are no provisions discriminating against any existing or prospective holder of securities as a result of such shareholder owning a substantial number of shares.

The rights of holders of the Company's stock can only be altered by a Special Shareholders' meeting.

Subject to Article 9.2 and to The Act, the first annual general meeting shall be held within 15 months from the date of incorporation and the following annual general meetings shall be held once in every calendar year at a time, not being more than 13 months after the holding of the last preceding annual general meeting, and at a place as the Directors shall appoint. In default of the meeting being held, the meeting shall be called by any two members in the same manner as nearly as possible as that in which meetings are to be called by the Directors.

The Directors may, whenever they think fit, convene a general meeting. A general meeting, if requisitioned in accordance with The Act, shall be convened by the Directors or, if not convened by the Directors, may be convened by the requisitionists as provided in The Act.

Not less than 21 days' notice of any general meeting specifying the time and place of meeting and in case of special business, the general nature of that business shall be given in the manner mentioned in Article 22, or in such other manner, if any, as may be prescribed by ordinary resolution whether previous notice has been given or not, to any person as may by law or under these Articles or other regulations of the Company entitled to receive the notice from the Company. But the accidental omission to give notice of any meeting to, or the non-receipt of any notice, by any person shall not invalidate any proceedings at that meeting.

Persons entitled to notice of a general meeting may waive or reduce the period of notice convening the meeting, by unanimous consent in writing, and may give such waiver before, during or after the meeting.

There are no limitations on the rights to own securities.

There is no provision of the Company's articles of association, charter or bylaws that would have an effect of delaying, deferring or preventing a change in control of the Company and that would operate only with respect to a merger, acquisition or corporate restructuring involving the Company (or any of its subsidiaries).

Shareholder ownership must be disclosed to the British Columbia Securities Commission and the TSX Venture Exchange by any shareholder who owns more than 10% of the Company's common stock.

10.C. Material Contracts

The following is a list of each material contract to which the Company is a party:

1. Management Agreement with Ralph W. Braun, CFO

2. Management Agreement with Nicholas T. Ferris, President

3. Consulting Services Agreement with David Shaddrick

4. Share Purchase Agreement between the Company and No. 75 Corporate Ventures Ltd. and Jipangu Inc.

5. Zenda Agreement with Saga Exploration

6. Elizabeth Agreement with David White and Tom Illidge

7. Blue Agreement with Tom Illidge

8. Golden Trend Agreement with Rubicon Resources

9. HC Agreement with KM Exploration LLC

10. RC Agreement with KM Exploration LLC

11. Callahan Agreement with Mr. and Mrs. Kizis

page 62

10.D. Exchange Controls

Except as discussed in ITEM #10.E., the Company is not aware of any Canadian federal or provincial laws, decrees, or regulations that restrict the export or import of capital, including foreign exchange controls, or that affect the remittance of dividends, interest or other payments to non-Canadian holders of the common shares. There are no limitations on the right of non-Canadian owners to hold or vote the common shares imposed by Canadian federal or provincial law or by the charter or other constituent documents of the Company.

The Investment Canada Act (the "IC Act") governs acquisitions of Canadian business by a non-Canadian person or entity. The IC Act requires a non- Canadian (as defined in the IC Act) making an investment to acquire control of a Canadian business, the gross assets of which exceed certain defined threshold levels, to file an application for review with the Investment Review Division of Industry Canada. The IC Act provides, among other things, for a review of an investment in the event of acquisition of "control" in certain Canadian businesses in the following circumstances:

1. If the investor is a non-Canadian and is a national of a country belonging to the North American Free Trade Agreement ("NAFTA") and/or the World Trade Organization ("WTO") ("NAFTA or WTO National"), any direct acquisition having an asset value exceeding $179,000,000 is reviewable. This amount is subject to an annual adjustment on the basis of a prescribed formula in the IC Act to reflect inflation and real growth within Canada. This threshold level does not apply in certain sections of Canadian industry, such as uranium, financial services (except insurance), transportation services and cultural services (i.e. the publication, distribution or sale of books, magazines, periodicals (other than printing or typesetting businesses), music in print or machine readable form, radio, television, cable and satellite services; the publication, distribution, sale or exhibition of film or video recordings on audio or video music recordings), to which lower thresholds as prescribed in the IC Act are applicable.

2. If the investor is a non-Canadian and is not a NAFTA or WTO National, any direct acquisition having an asset value exceeding $5,000,000 and any indirect acquisition having an asset value exceeding $50,000,000 is reviewable.

3. If the investor is a non-Canadian and is NAFTA or WTO National, an indirect acquisition of control is reviewable if the value of the assets of the business located in Canada represents more than 50% of the asset value of the transaction or the business is involved in uranium, financial services, transportation services or cultural services.

Finally, certain transactions prescribed in the IC Act are exempted from review altogether.

In the context of the Company, in essence, three methods of acquiring control of a Canadian business are regulated by the IC Act:

(i) the acquisition of all or substantially all of the assets used in carrying on business in Canada;

(ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on business in Canada; or

(iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on business in Canada.

An acquisition of a majority of the voting shares of a Canadian entity, including a corporation, is deemed to be an acquisition of control under the IC Act. However, under the IC Act, there is a rebuttable presumption that control is acquired if one-third of the voting shares of a Canadian corporation or an equivalent undivided interest in the voting shares of such corporation are held by a non-Canadian person or entity. An acquisition of less than one-third of the voting shares of a Canadian corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a Canadian corporation is presumed to be an acquisition of control unless it can be established that, on the acquisition, the Canadian corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated Canadian entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.
page 63

In addition, if a Canadian corporation is controlled by a non-Canadian, the acquisition of control of any other Canadian corporation by such corporation may be subject to the prior approval of the Investment Review Division, unless it can be established that the Canadian corporation is not in fact controlled by the acquirer through the ownership of voting shares.

Where an investment is reviewable under the IC Act, the investment may not be implemented unless it is likely to be of net benefit to Canada. If an applicant is unable to satisfy the Minister responsible for Industry Canada that the investment is likely to be of net benefit to Canada, the applicant may not proceed with the investment. Alternatively, an acquirer may be required to divest control of the Canadian business that is the subject of the investment. In addition to the foregoing, the IC Act provides for formal notification under the IC Act of all other acquisitions of control by Canadian businesses by non-Canadian investors. The notification process consists of filing a notification within 30 days following the implementation of an investment, which notification is for information, as opposed to review, purposes.

10.E. Taxation

Canadian Federal Income Tax Considerations
The following summary discusses only the Canadian federal income tax considerations generally applicable to a holder (a "Holder") of one or more common shares of the Company who, for the purposes of the Income Tax Act (Canada) (the "Tax Act") is a non-resident of Canada who holds common shares as capital property. The summary deals with the provisions of the Tax Act in force on 12/31/1999. It does not discuss all the tax consequences that may be relevant to particular holders in light of their circumstances or to holders subject to special rules. Holders and prospective holders should consult their own tax advisers with respect to their particular circumstances.

Dividends
A Holder will be subject to Canadian withholding tax ("Part XIII Tax") equal to 25%, or such lower rate as may be available under an applicable tax treaty, of the gross amount of any dividend paid or deemed to be paid on common shares. Under the Canada-U.S. Income Tax Convention (1980) as amended by the Protocols signed on 6/14/1983, 3/28/1984, 3/17/1995, and 7/29/1997 (the "Treaty"), the rate of Part XIII Tax applicable to a dividend on common shares paid to a Holder who is a resident of the United States and who is the beneficial owner of the dividend, is 5%. If the Holder is a company that owns at least 10% of the voting stock of the Company paying the dividend, and, in all other cases, the tax rate is 15% of the gross amount of the dividend. The Company will be required to withhold the applicable amount of Part XIII Tax from each dividend so paid and remit the withheld amount directly to the Receiver General for Canada for the account of the Holder.

Disposition of Common Shares
A Holder who disposes of a common share, including by deemed disposition on death, will not normally be subject to Canadian tax on any capital gain (or capital loss) thereby realized unless the common share constituted "taxable Canadian property" as defined by the Tax Act. Generally, a common share of a public corporation will not constitute taxable Canadian property of a Holder if the share is listed on a prescribed stock exchange unless the Holder or persons with whom the Holder did not deal at arm's length alone or together held or held options to acquire, at any time within the five years preceding the disposition, 25% or more of the shares of any class of the capital stock of the Company. The Canadian Venture Exchange is a prescribed stock exchange under the Tax Act. A Holder who is a resident of the United States and realizes a capital gain on a disposition of a common share that was taxable Canadian property will nevertheless, by virtue of the Treaty, generally be exempt from Canadian tax thereon unless (a) more than 50% of the value of the common shares is derived from, or from an interest in, Canadian real estate, including Canadian mineral resource properties, (b) the common share formed part of the business property of a permanent establishment that the Holder has or had in Canada within the 12 month period preceding the disposition, or (c) the Holder is an individual who (i) was a resident of Canada at any time during the 10 years immediately preceding the disposition, and for a total of 120 months during any period of 20 consecutive years, preceding the disposition, and (ii) owned the common share when he ceased to be resident in Canada.
page 64

A Holder who is subject to Canadian tax in respect of a capital gain realized on a disposition of a common share must include three quarters of the capital gain (taxable capital gain) in computing the Holder's taxable income earned in Canada. The Holder may, subject to certain limitations, deduct three-quarters of any capital loss (allowable capital loss) arising on a disposition of taxable Canadian property from taxable capital gains realized in the year of disposition in respect to taxable Canadian property and, to the extent not so deductible, from such taxable capital gains realized in any of the three preceding years or any subsequent year.

United States Taxation
For federal income tax purposes, an individual who is a citizen or resident of the United States or a domestic corporation ("U.S. Taxpayer") will recognize a gain or loss on the sale of the Company's common shares equal to the difference between the proceeds from such sale and the adjusted tax basis of the common shares. The gain or loss will be a capital gain or capital loss if the Company's common shares is a capital asset in the hands of the U.S. Taxpayer.

For federal income tax purposes, a U.S. Taxpayer will be required to include in gross income dividends received on the Company's common shares. A U.S. Taxpayer who pays Canadian tax on a dividend on common shares will be entitled, subject to certain limitations, to a credit (or alternatively, a deduction) against federal income tax liability. A domestic corporation that owns at least 10% of the voting shares should consult its tax advisor as to applicability of the deemed paid foreign tax credit with respect to dividends paid on the Company's common shares.

Under a number of circumstances, United States Investor acquiring shares of the Company may be required to file an information return with the Internal Revenue Service Center where they are required to file their tax returns with a duplicate copy to the Internal Revenue Service Center, Philadelphia, PA 19255. In particular, any United States Investor who becomes the owner, directly or indirectly, of 10% or more of the shares of the Company will be required to file such a return.

Holders and prospective holders should therefore consult their own tax advisers with respect to their particular circumstances.

10.F. Dividends and Paying Agents
The Company has not declared any dividends on its common shares for the last five years and does not anticipate that it will do so in the foreseeable future. The present policy of the Company is to retain future earnings for use in its operations and the expansion of its business.
page 65

Notwithstanding the aforementioned: the Company is unaware of any dividend restrictions; has no specific procedure for the setting of the date of dividend entitlement; but might expect to set a record date for stock ownership to determine entitlement; has no specific procedures for non- resident holders to claim dividends, but might expect to mail their dividends in the same manner as resident holders. The Company has not nominated any financial institutions to be the potential paying agents for dividends in the United States.

10.G. Statement by Experts
The Company's auditors for its financial statements for the preceding year was Morgan & Company, Chartered Accountants, located at 700 West Georgia Street, Suite 1488, Vancouver, B.C. CANADA V7Y 1A1. Morgan & Company is licensed to practice in British Columbia by the Institute of Chartered Accountants. Their audit report for Fiscal 2002/Fiscal 2001 is included with the related financial statements in this Registration Statement with their consent.

10.H. Document on Display
All of the documents referred to in this Registration Statement may be inspected at the head office of the Company, the address of which is indicated on the Cover Sheet of this Registration Statement.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
--- No Disclosure Necessary ---

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

12.A. Debt Securities
--- No Disclosure Necessary ---

12.B. Warrants and Rights
--- No Disclosure Necessary ---

12.C. Other Securities
--- No Disclosure Necessary ---

12.D. American Depository Shares
-- No Disclosure Necessary ---
page 66

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
--- No Disclosure Necessary ---

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
--- No Disclosure Necessary ---

ITEM 15. CONTROLS AND PROCEDURES
Within the 90-day period prior to the filing of this report ("Date of Evaluation"), an evaluation was carried out under the supervision and with the participation of the Company's management, including the Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"), of the effectiveness of our disclosure controls and procedures. Based on that evaluation, the CEO and CFO have concluded that the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

The Company's disclosure controls and procedures operate such that important information flows to appropriate collection and disclosure points in a timely manner and are effective to ensure that such information is accumulated and communicated to the Company's management, and made known to the Company's Chief Executive Officer and Chief Financial Officer, including the period when this Registration Statement on Form 20-F was prepared, as appropriate to allow timely decision regarding the required disclosure.

There have been no significant changes in the Company's internal controls or the occurrence of events or other factors that could significantly affect these controls, subsequent to the Date of Evaluation. Nor have there been any corrective actions with regard to significant deficiencies or material weaknesses.

ITEM 16. RESERVED
page 67

PART III

ITEM 17. FINANCIAL STATEMENTS
The Company's consolidated financial statements are stated in Canadian Dollars (CDN$) and are prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP).

The financial statements as required under ITEM #17 are attached hereto and found immediately following the text of this Registration Statement. The auditors' report of Morgan & Company, Chartered Accountants, is included herein immediately preceding the consolidated financial statements and schedules.

ITEM 18. FINANCIAL STATEMENTS
The Company has elected to provide financial statements pursuant to ITEM #17.

ITEM 19. EXHIBITS
Page Number
1. Certificate of Incorporation, Certificate of Name Change, Articles of Incorporation	82
2. Instruments defining the rights of holders of the securities being registered ***See Exhibit Number 1***
3. Voting Trust Agreements - NA
4. Material Contracts -
a. Management Agreement: Ralph Braun
112
b. Management Agreement: Nicholas T. Ferris
116
c. Consulting Agreement: David Shaddrick
121
d. Share Purchase Agreement: Jipangu Inc.
125
e. Zenda Agreement: Saga Exploration
143
f. Elizabeth Agreement: White and Illidge
152
g. Blue Agreement: Illidge
155
h. Golden Trend Agreement: Rubicon Resources Inc.
158
i. HC Agreement: KM Exploration LLC
177
j. RC Agreement: KM Exploration LLC
179
k. Callaghan Agreement: Mr. & Mrs. Kizis
181
5. List of Foreign Patents - N/A
6. Calculation of earnings per share - N/A
7. Explanation of calculation of ratios - N/A
8. List of Subsidiaries - N/A
9. Statement pursuant to the instructions to Item 8.A.4, regarding the financial statements filed in registration statements for initial public offerings of securities - N/A
10. Other Documents -
Auditor's Consent Letter
183
Signature Page
81

page 68

Audited Financial Statements

J-Pacific Gold Inc.
Consolidated Financial Statements
December 31, 2002 and 2001

("Auditor's Logo")

AUDITORS' REPORT

To the Shareholders of
J-Pacific Gold Inc.

We have audited the consolidated balance sheets of J-Pacific Gold Inc. as at December 31, 2002 and 2001, and the consolidated statements of loss and deficit, shareholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian and United States generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001, and the results of its operations and cash flows for the years then ended in accordance with United States generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a consistent basis.

Vancouver, Canada	"Morgan & Company"
February 24, 2003	Chartered Accountants

Comments by Independent Auditors for U.S. Readers on Canada-U.S. Reporting Conflict

In the United States, reporting standards for auditors require that the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by going concern considerations such as described in Note 1 to the financial statements. Our report to the shareholders, dated February 24, 2003, is expressed in accordance with Canadian reporting standards which do not permit a reference to such considerations in the Auditors' Report when the consideration is adequately disclosed in the financial statements.

Vancouver, Canada	"Morgan & Company"
February 24, 2003	Chartered Accountants

J-Pacific Gold Inc.
Consolidated Balance Sheet
As at December 31, 2002 and 2001
(expressed in Canadian Dollars)

	2002 $	2001 $
Assets Current assets
Cash	235,734	38,769
Accounts receivable	25,340	4,607
Prepaid expenses	7,732	21,648
	268,806	65,024

Deposits (note 3)	114,500	118,963

Property, plant and equipment (note 4)	810,931	784,548
	1,194,237	968,535
Liabilities Current liabilities
Accounts payable and accrued liabilities	97,540	54,803
Accounts payable - related parties	15,603	18,183
	113,143	72,986

Provision for reclamation costs (note 3)	100,000	100,000

Shareholder loans (note 7)	176,078	87,507
	389,221	260,493

Shareholders’ Equity Capital stock, no par value; 100,000,000 authorized; 33,494,325 issued (2001: 29,154,326 issued)	11,981,870	10,749,270
Contributed surplus (note 9)	133,016	55,696
Accumulated other comprehensive income (note 14)	14,196	17,251
Deficit	(11,324,066)	(10,114,175)
	805,016	708,042
	1,194,237	968,535

Going concern and nature of operations (note 1)

See accompanying notes

page 69
J-Pacific Gold Inc.
Consolidated Statement of Loss and Deficit
For the years ended December 31, 2002 and 2001
(expressed in Canadian Dollars)

	2002 $	2001 $
Expenses
Amortization	7,256	5,596
Exploration and evaluation costs	588,274	49,212
General and administrative	599,605	523,524
Care and maintenance	57,386	68,139
	1,252,521	646,471
Loss from operations	(1,252,521)	(646,471)

Other income (expenses)
Interest income	1,641	1,063
Other income	12,989	-
Loss before income taxes	(1,237,891)	(645,408)

Deferred income tax expense	28,000	-

Loss for the year	(1,209,891)	(645,408)

Deficit – Beginning of year	(10,114,175)	(9,468,767)

Deficit – End of year	(11,324,066)	(10,114,175)

Basic and diluted loss per share	(0.04)	(0.03)

Weighted average number of common shares outstanding	31,171,513	24,418,984
See accompanying notes

page 70
J-Pacific Gold Inc.
Consolidated Statement of Cash Flows
For the years ended December 31, 2002 and 2001
(expressed in Canadian Dollars)

	2002 $	2001 $
Cash flows from (used in) operating activities
Loss for the year	(1,209,891)	(645,408)
Items not affecting cash
Amortization	7,256	5,596
Stock based compensation	77,320	55,696
Deemed interest on shareholder loans	6,879	47,611
Recovery of prior year’s expenses	-	(11,817)
Shares issued for exploration and evaluation	45,100	-
Deferred income taxes	(28,000)	-
Changes in non-cash working capital items
Accounts receivable	(20,733)	(1,192)
Prepaid expenses	13,916	5,081
Accounts payable	40,157	5,840
	(1,067,996)	(538,593)

Cash flows from (used in) financing activities
Proceeds from the issue of common shares	1,215,500	1,160,000
Increase in shareholder loan	168,432	509,328
Repayment of shareholder loan	(86,741)	(1,080,240)
	1,297,191	589,088

Cash flows from (used in) investing activities
Mine property, plant and equipment	(32,481)	(28,446)
Reclamation deposits	4,463	(462)
Purchase of other capital assets	(1,157)	(8,073)
	(29,175)	(36,981)
Effect of exchange rate changes on monetary items	(3,055)	17,251

Increase in cash	196,965	30,765

Cash – Beginning of year	38,769	8,004

Cash – End of year	235,734	38,769

Supplementary cash flow information (note 13)

See accompanying notes

page 71
J-Pacific Gold Inc.
Consolidated Statement of Shareholders' Equity
As at December 31, 2002 and 2001
(expressed in Canadian Dollars)

	Common Shares
	Number of Shares	At Par Value $	Contributed Surplus $	Accumulated Other Comprehensive Income (Loss) $	Deficit $	Total Shareholders’ Equity $

Balance at December 31, 2000	23,354,326	9,589,270			(9,468,767)	120,503
Shares issued	5,800,000	1,160,000				1,160,000
Stock based compensation			55,696			55,696
Comprehensive income (loss):
Net income (loss)					(645,408)	(645,408)
Other comprehensive income (loss):						17,251
Unrealized foreign exchange gain / (loss)				17,251

Balance at December 31, 2001	29,154,326	10,749,270	55,696	17,251	(10,114,175)	708,042
Shares issued	3,859,999	1,111,500				1,111,500
Warrants exercised	100,000	50,000				50,000
Options exercised	270,000	54,000				54,000
Shares for exploration and evaluation	110,000	45,100				45,100
Stock based compensation			77,320			77,320
Tax benefit of shares issued		(28,000)				(28,000)
Comprehensive income (loss):
Net income (loss)					(1,209,891)	(1,209,891)
Other comprehensive income (loss):
Unrealized foreign exchange gain / (loss)				(3,055)		(3,055)

Balance at December 31, 2002	33,494,325	11,981,870	133,016	14,196	(11,324,066)	805,016

See accompanying notes
page 72
J-Pacific Gold Inc.
Notes to Consolidated Financial Statements
December 31, 2002 and 2001
(expressed in Canadian Dollars)

1	Nature of operations and going concern

The company was formed on February 8, 1990 under the Company Act of British Columbia, Canada. The company is engaged in the exploration and evaluation of mineral properties, primarily gold, in Canada and the United States. The company also maintains a fully permitted mine operation in British Columbia and a near fully permitted mine operation in California. Both operations are currently not in production but are maintained in a state allowing for short time-lines (less than one year) to production.

The company has a working capital surplus of $155,663 at the end of the year. Additional financing or continued financial support from Jipangu Inc. (“Jipangu”), a major shareholder, is required to sustain the company at the current rate of expenditure and to meet its spending commitments to keep the Blackdome Mine and its exploration and development projects in good standing. To raise capital, the company continues to maintain relationships with brokers and private individuals interested in exploration investments. The Canadian government provides incentives to investors investing in companies engaged in exploration activity in Canada. One such incentive program referred to as flow through shares allows the company to renounce expenses to individual investors effectively reducing an investor’s exposure and potentially increasing an investor’s return. The company intends to take full advantage of this and other available government programs.

These consolidated financial statements are prepared on a going concern basis, which implies that the company will continue realizing its assets and discharging its liabilities in the normal course of business. Accordingly, they do not give effect to any of the adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities, contingent obligations and commitments in other than the normal course of business and at amounts different from those in these consolidated financial statements.

2	Significant accounting policies

Basis of consolidation

The consolidated financial statements include the accounts of J-Pacific Gold Inc. and its direct and indirect subsidiaries, Equinox Resources (Calif.) Inc., Golden Trend Resources Inc. and Auric Resources Inc. and it’s proportionate share of the assets, liabilities, revenues and expenses of No. 75 Corporate Ventures (“No. 75”), an incorporated joint venture in which the company has a 50% interest. All inter-company transactions have been eliminated.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles in the United States required management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates.

Property, plant and equipment

Property, plant and equipment are carried at cost. Expenditures for replacements and betterments are capitalized; maintenance and repair expenditures are charged to operations as incurred.

The principal depreciation method used for mining, smelting and refining operations is the units-of-production method applied on a group basis. Buildings, machinery and equipment for other operations are depreciated using the straight-line method over estimated lives of three to 40 years, or the estimated life of the operation if shorter. Upon disposal of assets depreciated on a group basis, cost less salvage is charged to accumulated depreciation.

Values for mining properties represent mainly acquisition costs. Depletion of mines is computed on the basis of an overall unit rate applied to the pounds of principal products sold from mine production.

Mine exploration costs and development costs to enhance reserve calculations are charged to operations as incurred.

Stock based compensation

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS No. 123"), and SFAS No. 148, Accounting for Stock-Based Compensation - Transition and Disclosure, defines a fair-value-based method of accounting for stock-based employee compensation and transactions in which an entity issues its equity instruments to acquire goods or services from non-employees, and encourages but does not require companies to record compensation cost for stock-based employee compensation at fair value. The Company has chosen to account for stock-based employee compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, compensation cost for stock options is measured for the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

Comprehensive income

SFAS No. 130, "Reporting Comprehensive Income", requires companies to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of a statement of financial position.

Earnings per share

Basic income (loss) per share is computed by dividing income (loss) applicable to common shareholders by the weighted average number of common shares outstanding for the period. Diluted income (loss) per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company, unless the effect is to reduce a loss or increase earnings per share.

Impairment

Management assesses the carrying value of assets held for sale, mineral claims, and property and equipment for impairment when circumstances warrant such a review.

Generally, assets to be used in operations are considered impaired if the sum of expected undiscounted future cash flows is less than the assets' carrying values. If impairment is indicated, the loss is measured based on the amounts by which the assets' carrying values exceed their fair values. The company has no assets considered impaired.

Foreign exchange translation

The operations of the company’s foreign subsidiaries are translated into Canadian dollars as follows: monetary assets and liabilities at the rates of exchange prevailing at the balance sheet date; other assets and liabilities at the applicable historical exchange rates; and revenues and expenses at the average rate of exchange for the year, except for non-monetary expenses which are at the rates used for the translation of the related assets. Unrealized gains and losses on translation are included in comprehensive income.

Flow-Through Shares

Under FAS 109 the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of the deferred tax liability and the liability recognized on issuance.

3	Deposits

Deposits represent an amount receivable of $100,000 (2001 - $100,000) and bonds of $14,500 (2001 - $18,963) relating to reclamation permits issued on various mineral properties held by the company. An irrevocable letter of credit issued by a Canadian chartered bank has been issued as collateral for the amount receivable.

page 73

4	Property, plant and equipment
		2002 $	2001 $
	Mine property, plant and equipment	794,827	762,346
	Other equipment	109,551	106,836
		904,378	869,182
	Less: accumulated depreciation	(93,447)	(84,637)
		810,931	784,548
5	Investment in joint venture

The company has entered into a joint venture with Jipangu for the operation of the Blackdome Mine near Clinton, British Columbia, Canada. The company has been appointed operator of the joint venture agreement and, in that capacity, is entitled to management fees equal to 7% of the operating costs.

During the years ended December 31, 2002 and 2001, Jipangu advanced funds to the company to allow for continued care and maintenance of the mine.

The consolidated financial statements include the company’s 50% interest in the corporate joint venture as follows:

	2002 $	2001 $
Current assets	709	2,865
Long-term assets	804,827	772,346
Current liabilities	-	12,351
Long-term liabilities	100,000	100,000
Expenses	57,386	68,138
Cash flows from operating activities	(54,935)	(52,300)
Cash flows from financing activities	86,901	121,099
Cash flows from investing activities	(32,481)	(65,946)
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6	Claims and option interests

a) Zenda claim and option interest

The Company has a 100% interest in the Zenda Gold Mine located near Bakersfield, California. The agreement requires the Company to issue to the vendors a maximum of 2,050,000 common shares, of which 1,000,000 common shares have been issued. Under the terms of the agreement, the vendors are the operator and, upon the raising of financing by the Company, are required to construct the facility. The vendors can earn up to an additional 550,000 shares dependant upon completing the facility at various cost levels compared to the approved capital cost budget. The final 500,000 shares will be issued when the Company recovers its pre-production expenses.

The vendors retain a 25% net profits interest after capital payback to the Company and a 5% net smelter royalty (“NSR”) is payable to underlying interests.

b) Golden Trend claim interest

Golden Trend consists of 111 unpatented mining claims in Eureka County, Nevada. Of the 111 claims, 90 are subject to a 3% NSR of which 2% may be purchased. The Company must pay US $10,000 each year as an advance royalty on the NSR.

c ) Callaghan claim and option interest

Callaghan consists of a lease agreement with an option to purchase the ten unpatented claims of the Callaghan property in Lander County, Nevada. The claims are subject to a 3% NSR (net of federal and state royalties) of which 2% can be purchased. The company made an advance minimum royalty (“AMR”) payment of $8,470 upon signing the agreement. Advance minimum royalty payments are US$5,000 in year two and three, US$20,000 in year four, and US$25,000 in year five and there after. The Company has an option to purchase 100% of the property for US$20,000 after total expenditures of US$500,000. The agreement includes 50 unpatented mining claims staked by the Company adjacent to the original ten. The agreement grants all mineral and mining rights to the property for a ten-year term, which is renewable for additional ten-year terms.

d) RC claim and option interest

On May 23, 2002, the Company entered into a lease agreement with an option to purchase the twenty unpatented claims of the RC Project, an early stage gold exploration project located in Elko County, Nevada. The agreement with the optionor includes forty-one unpatented mining claims staked by the Company adjacent to the original twenty. The agreement grants all mineral and mining rights to the property for a ten-year term, which is renewable for additional ten-year terms. The Company made a royalty payment of US $8,470 upon signing the agreement and is to make additional AMR payments of US$10,000 in years two, US$15,000 in years three, US$20,000 in year four, and US$30,000 in year five and each subsequent year to maintain the agreement. The Company issued 20,000 shares upon signing the agreement and is to issue an additional 30,000 shares at the first anniversary of the lease. Following the cumulative expenditure of US$500,000, the Company has an option to purchase 100% of the property, subject to royalty payments, for US$20,000. A three percent Net Smelter Royalty interest is retained by the optionor, of which two percentage points are purchasable by the Company for US$1,000,000 per percentage point. The AMR payments are deductible from any production royalties that might be payable to the optionor, as are any federal and state royalties.

e) HC option interest

On May 23, 2002, the Company entered into a lease agreement with an option to purchase the twenty unpatented claims of the HC Project, an early stage gold exploration project located in Eureka County, Nevada. The agreement with the optionor includes thirty unpatented mining claims staked by the Company adjacent to the original twenty. The agreement grants all mineral and mining rights to the property for a ten-year term, which is renewable for additional ten-year terms. The Company made a royalty payment of US $8,470 upon signing the agreement and is to make additional AMR payments of US$10,000 in years two, US$15,000 in years three, US$20,000 in year four, and US$30,000 in year five and each subsequent year to maintain the agreement. The Company issued 20,000 shares upon signing the agreement and is to issue an additional 30,000 shares at the first anniversary of the lease. Following the cumulative expenditure of US$500,000, the Company has an option to purchase 100% of the property, subject to royalty payments, for US$20,000. A three percent Net Smelter Royalty interest is retained by KM, of which two percentage points are purchasable by the Company for US$1,000,000 per percentage point. The AMR payments are deductible from any production royalties that might be payable to the optionor, as are any federal and state royalties.

f) Elizabeth claim and option interest

On May 23, 2002, the Company entered into option to purchase agreements for the four crown granted mineral claims known as the “Elizabeth Property” and for surrounding mineral claims known as the “Blue Claims” in the Lillooet Mining District, British Columbia, Canada. In October 2002, the Company staked an additional 24 mineral claims. Collectively, the claims are referred to as the “Elizabeth Project.” The property is an early-stage exploration project, located roughly 35 kilometres northeast of the former gold mining town of Bralorne and 30 kilometres south of the company’s Blackdome Gold Mine.

With respect to the Elizabeth property, the Company made a payment of $10,000 upon signing the agreement and issued 50,000 common shares. To maintain the option, the Company is to make an additional cash payment of $5,000 at the first anniversary of the agreement, issue 50,000 common shares at the first anniversary of the agreement, 50,000 shares upon the exercise of the option and 50,000 common shares upon the commencement of production. As well, beginning at the second anniversary of the agreement, the Company is to make AMR payments of $10,000 per year, which are deductible from any production royalties. The agreement includes a $500,000 exploration work commitment wherein $200,000 is to be completed by December 31, 2003, $150,000 by December 31, 2004, and $150,000 by December 31, 2005. The optionors retain a four percent NSR interest, of which two percentage points are purchasable by the Company for $1,000,000 per percentage point.

With respect to the Blue claims, the Company made a payment of $2,000 upon signing the agreement and issued 20,000 common shares. To maintain the option, the Company must issue 30,000 common shares at the first anniversary of the agreement and 50,000 shares upon the exercise of the option. As well, beginning at the first anniversary of the agreement, the Company is to make AMR payments of $5,000 per year, which are deductible from any production royalties. The agreement includes a $500,000 exploration work commitment wherein $50,000 is to be completed by December 31, 2003, $150,000 by December 31, 2004, $150,000 by December 31, 2005 and $150,000 by December 31, 2006. The optionor retains a three percent NSR, of which two percentage points are purchasable by the Company for $1,000,000 per percentage point.

In addition to the above terms, to complete the exercise of both option agreements, the Company must complete a feasibility study prepared by an independent mining engineer.

g) Blackdome South claim interest

During the late spring and summer of 2002, the Company staked a total of 341 mineral claim units contiguous to the south of the Blackdome Gold Mine project in the Clinton mining division of British Columbia. These new claims have been named the “Blackdome South” project and are held 100% by the Company.

h) Truax claim interest

In October of 2002, the Company staked a total of 94 mineral claim units contiguous in the historic Bridge River Mining Camp in the Lillooet mining division of British Columbia. These new claims are 100 % held by the Company.

7	Shareholder loans

During the year ended December 31, 2002, shareholder loans in the amount of $123,911 (2001 - $39,896) were made to the company from Jipangu. Loans for $70,000 and $60,000 bear interest at a rate of 7.0% per annum accruing a total of $2,323 during 2002. The balance of the loan amount is non-interest bearing. The loans are unsecured and have no fixed repayment terms. During 2002, $168,432 was received from Jipangu (2001 - $592,926). During the year, the shareholder loan was reduced by $86,741 representing Jipangu’s 50% interest in the Blackdome operation.

Deemed interest at 7.0% is accrued and expensed on the non-interest bearing portion of the shareholder loans.

8	Commitments

Effective August 31, 2002, the company entered into an amended lease agreement for office space for a one year period expiring August 31, 2003. The company has also committed to certain operating leases for the rental of a vehicle. The future minimum lease payments required under these lease agreements are:

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	Office $	Vehicles $
2003	23,998	4,480

9	Stock options and warrants outstanding

The company has no formalized stock option plan. The following table summarizes information about the options at December 31, 2002 and 2001 and the changes for the years then ended

		2002		2001
	Number of shares	Weighted average exercise price $	Number of shares	Weighted average exercise price $
Options outstanding -
Beginning of year	1,825,000	0.20	695,000	0.25
Granted	600,000	0.37	2,750,000	0.19
Exercised	(270,000)	0.20	-	-
Forfeited	-	-	(1,500,000)	0.19
Expired	-	-	(120,000)	0.20
Options outstanding -
End of year	2,155,000	0.25	1,825,000	0.20
The following table summarizes information about stock options outstanding and exercisable at December 31, 2002:
Exercise price $	Options outstanding	Weighted average remaining contracted life (years)	Weighted average exercise price $
0.20	1,705,000	3.58	0.20
0.28	150,000	4.10	0.28
0.50	300,000	1.28	0.50
	2,155,000	3.30	0.25
Stock based compensation

SFAS No. 123 “Accounting for Stock-Based Compensation” contains a fair value-based method for valuing stock based compensation. Management accounts for options under Accounting Principles Board (“APB”) No. 25 “Accounting for Stock Issued to Employees”, under which no compensation is recognized in connection with options granted to employees and directors except if options are granted at a exercise price below the market price of the underlying stock. The company recognizes compensation expense on all options granted to contractors.

The fair value of each option granted to employees and directors has been estimated as of the date of grant using the Black-Scholes option pricing model with the following assumptions: risk-free rate 2.45% (2001 - 2.46%); dividend yield 0% (2001 – 0%); volatility of 137% (2001 – 123%); and 4.10 years of expected lives (2001 – 4.9 years). The weighted average fair value of options granted to directors and employees during is $0.17.

Had compensation expense been recognized on the basis of fare value pursuant to SFAS No. 123, loss for the year and loss per share would have been as follows:

	2002 $	2001 $
Loss for the year (as reported)	(1,411,891)	(645,408)
Pro-forma	(1,462,976)	(701,104)
Basic loss per share (as reported)	(0.05)	(0.03)
Pro-forma	(0.05)	(0.03)

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Share Purchase Warrants
	Number of warrants	2002 Weighted average exercise price $	Number of warrants	2001 Weighted average exercise price $
Warrants outstanding -	-	-	2,444,445	0.45
Beginning of year			-	-
Granted	3,740,166	0.45	-	-
Exercised	(100,000)	0.50	-	-
Expired	-	-	(2,444,445)	0.45
Warrants outstanding -
End of year	3,640,166	0.44	-	-
The following table summarizes information about warrants outstanding and exercisable at December 31, 2002:
Exercise price $	Warrants outstanding	Weighted average remaining contracted life (years)	Weighted average exercise price $
0.30	1,030,167	1.28	0.30
0.50	2,609,999	1.65	0.50
	3,640,166	1.55	0.44

10	Related party transactions

During the year ended December 31, 2002, fees totaling $90,999 were paid to officers of the company. During the year ended December 31, 2001, a fee of $3,653 was paid to a former director and officer.

11	Income Taxes

	2002 $	2001 $
Loss for the year	(1,209,891)	(645,408)
Statutory income tax rate	40%	45%
Expected income tax (recovery)	(483,956)	(290,434)
Increase in valuation allowance	483,956	290,434
Income tax	-	-
The significant components of the Company’s deferred tax assets are as follows:
	2002 $	2001 $
Operating losses	1,738,000	1,754,000
Accounting value of mineral property interest in excess of tax values	202,000	-
	1,940,000	1,754,000
Valuation allowance	(1,940,000)	-
	-	-

The company has non-capital loss carry forwards of approximately $4,345,536 that may be available for tax purposes. A valuation allowance has been fully provided on these losses as currently these amounts are less likely to be realized. The losses expire as follows:

	$
2003	330,000
2004	710,000
2005	771,000
2006	920,000
2007	372,000
2008	572,000
2009	670,000
	4,345,000

The company also has accumulated exploration and development costs available for deduction against future Canadian income for tax purposes. No benefit has be recognized in respect of these amounts which may be carried forward indefinitely.

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12	Segmented financial information

The company operates in two segments: the care and maintenance of the Blackdome Mine in Canada and the exploration and development of gold properties in Canada and the USA.

	Blackdome Mine $	Exploration in Canada $	Exploration in USA $	Corporate Office $	Total $
December 31, 2002
Loss for the year	44,224	576,323	11,951	577,393	1,209,891
Total Assets	905,536	-	981	287,720	1,194,237
Capital Assets	794,827	-	-	16,104	810,931
Capital Expenditures	32,481	-	-	1,157	33,638
Amortization	-	-	-	7,256	7,256

December 31, 2001
Loss for the year	68,138	855	48,357	528,058	645,408
Total Assets	875,211	-	8,531	84,793	968,535
Capital Assets	762,346	-	-	22,202	784,548
Capital Expenditures	28,446	-	-	8,073	36,519
Amortization	-	-	-	5,596	5,596

13	Supplementary cash flow information During the years ended December 31, 2002 and 2002, the company conducted non-cash operating, investing and financing activities as follows:
	2001 $	2002 $
Non-cash financing activities
Shares issued for property	45,100	-
Interest paid during the years ended December 31, 2002 and 2001 was as follows:
	2001 $	2002 $
Interest paid	2,825	3

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14	Comprehensive income The company has the following comprehensive income:
	2001 $	2002 $
Unrealized foreign exchange gain (loss)	(3,055)	17,251

15	Risk

The company has $175,000 (2001 – nil) of cash at financial institutions in excess of insured limits. The company is exposed to foreign exchange risk pertaining to its U.S. exploration and evaluation programs.

16	Subsequent events

a) Subsequent to December 31, 2002, the company issued 700,000 options to directors and officers with an exercise price of $0.70 expiring January 15, 2008.

b) Subsequent to December 31, 2002, the Company completed two private placements for the issuance of 1,375,000 units at $0.40 for proceeds of $550,000 to the company. Each unit consists of one common share and one share purchase warrant. One share warrant entitles the holder to acquire one common share of the company at a price of $0.60 on before January 31, 2005.

c) On January 23, 2003, 5,000 options where exercised for proceeds of $1,000.

d) On February 24, 2003, 75,000 options expired unexercised.

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Corporate Data J-Pacific Gold Inc. is a public company trading on the TSX Venture Exchange. The company is involved in mineral exploration and mine development in North America.

Head Office
Suite 1440 – 1166 Alberni Street Vancouver, B.C. V6E 3Z3 Telephone: (604) 684-6677 Fax: (604) 684-6678 Toll free for Investor Relations: 1-888-236-5200 Email: ir@jpgold.com Web site: www.jpgold.com

Directors
D’Arcy Adam, Langley, British Columbia Driffield Cameron, Burlington, Ontario Nicholas T. Ferris, Vancouver, British Columbia John H. Mesrobian, Williamsburg, Virginia Kazuo Shuto, Tokyo, Japan

Officers
Nicholas T. Ferris, President and Chief Executive Officer Ralph Braun, Chief Financial Officer Cheri Pedersen, DuMoulin Black, Secretary David R. Shaddrick – Chief Consulting Geologist

Registrar and Transfer Agent
Pacific Corporate Trust Company

Banker
Bank of Montreal

Legal Counsel
DuMoulin Black, Vancouver, British Columbia

Stock Exchange
TSX Venture Exchange (TSX) Symbol: JPN
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Signatures

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

J-Pacific Gold Inc.
(Registrant)

_/s/ Nicholas T. Ferris
(Signature)
Nicholas T. Ferris
President

Date:

April 8, 2003

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